FORM 6-K

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the period 27 July 2005– 12 August 2005

TELECOM CORPORATION OF NEW ZEALAND LIMITED

(Translation of registrant’s name into English)

Telecom House, North Tower, 68-86 Jervois Quay, Wellington,

New Zealand

(Address of principal executive offices)

The registrant will file annual reports on Form 20-F

(File No.1-10798)

CONTENTS

This report on Form 6-K contains the following:

Fourth Quarter Result to 30 June 2005

1.1	Condensed Financial Statements

1.2	Management Commentary

1.3	Appendix One plus Annexure One

1.4	Appendix Seven

1.5	Appendix Seven

Media Releases

2.1	Telecom delivers strong mobile performance in full year result

2.2	Telecom announces more than $390 million in special dividends over next 12 months

TELECOM CORPORATION OF NEW ZEALAND LIMITED AND SUBSIDIARIES

Consolidated Statement of Financial Performance

For the year ended 30 June 2005

		Year ended 30 June
(Dollars in millions, except per share amounts)	notes	2005 $	2004 $	2003 $
Operating revenues
Local service		1,101	1,120	1,110
Calling	2	1,348	1,454	1,542
Interconnection		207	193	154
Mobile		841	813	796
Data		777	721	670
Internet		223	229	219
Solutions		321	54	34
Other operating revenues	2	787	776	666
Abnormal revenues	3	154	28	—

		5,759	5,388	5,191

Operating expenses
Labour		(735)	(594)	(548)
Cost of sales		(1,664)	(1,480)	(1,418)
Other operating expenses		(933)	(942)	(909)
Abnormal expenses	3	(59)	(121)	—

		(3,391)	(3,137)	(2,875)

Earnings before interest, taxation, depreciation and amortisation		2,368	2,251	2,316

Depreciation		(694)	(755)	(754)
Amortisation		(74)	(68)	(66)

Earnings before interest and taxation		1,600	1,428	1,496

Interest income		31	27	14
Interest expense		(320)	(361)	(407)

Earnings before income tax		1,311	1,094	1,103

Income tax expense		(392)	(337)	(391)

Earnings after income tax		919	757	712

Minority interests in profit of subsidiaries		(3)	(3)	(3)

Net earnings attributable to shareholders		916	754	709

Net earnings per share		47.0 ¢	39.2 ¢	37.6 ¢

Weighted average number of ordinary shares outstanding (in millions)		1,948	1,922	1,887

1

TELECOM CORPORATION OF NEW ZEALAND LIMITED AND SUBSIDIARIES

Consolidated Statement of Movements in Equity

For the year ended 30 June 2005

		Year ended 30 June
(Dollars in millions)	note	2005 $	2004 $	2003 $
Equity at the beginning of the year		2,208	1,767	1,328

Total recognised revenues and expenses
Net earnings attributable to shareholders		916	754	709
Minority interests in profits of subsidiaries		3	3	3
Movement in foreign currency translation reserve		(75)	(45)	(40)

		844	712	672

Contributions from owners
Capital contributed		116	163	146
Movement in deferred compensation		3	1	1

		119	164	147
Distribution to owners
Dividends:
Parent	4	(833)	(488)	(428)
Minority interest		(2)	(2)	(2)
Tax credit on supplementary dividends		95	55	52
Buy-out of minority interest		4	—	(2)

		(736)	(435)	(380)

Equity at the end of the year		2,435	2,208	1,767

Represented by:
Contributed capital		1,987	1,871	1,708
Foreign currency translation reserve		(363)	(288)	(243)
Minority interests		8	3	2
Retained earnings		798	620	299
Deferred compensation		5	2	1

Equity at the end of the year		2,435	2,208	1,767

2

TELECOM CORPORATION OF NEW ZEALAND LIMITED AND SUBSIDIARIES

Consolidated Statement of Financial Position

As at 30 June 2005

	30 June
(Dollars in millions)	2005 $	2004 $
ASSETS
Current assets:
Cash	235	238
Short-term investments	81	247
Receivables and prepayments	1,311	971
Inventories	56	50

Total current assets	1,683	1,506

Long-term investments	544	767
Intangibles	911	915
Property, plant and equipment	4,283	4,312

Total non-current assets	5,738	5,994

Total assets	7,421	7,500

LIABILITIES AND EQUITY
Current liabilities:
Accounts payable and accruals	1,014	931
Debt due within one year	863	803

Total current liabilities	1,877	1,734

Deferred taxation	136	120
Long-term debt	2,973	3,438

Total non-current liabilities	3,109	3,558

Total liabilities	4,986	5,292

Equity:
Shareholders’ funds	2,427	2,205
Minority interests	8	3

Total equity	2,435	2,208

Total liabilities and equity	7,421	7,500

3

TELECOM CORPORATION OF NEW ZEALAND LIMITED AND SUBSIDIARIES

Consolidated Statement of Cash Flows

For the year ended 30 June 2005

		Year ended 30 June
(Dollars in millions)	note	2005 $	2004 $	2003 $
Cash flows from operating activities

Cash was provided from/(applied to):
Cash received from customers		5,598	5,306	5,251
Interest income		30	21	11
Dividend income		7	5	3
Payments to suppliers and employees		(3,317)	(2,925)	(2,973)
Payments from provisions		—	—	(5)
Income tax paid		(297)	(352)	(307)
Interest paid on debt		(318)	(374)	(414)

Net cash flows from operating activities	5	1,703	1,681	1,566

Cash flows from investing activities
Cash was provided from/(applied to):
Sale of property, plant and equipment		19	10	31
Sale/(purchase) of short-term investments, net		169	(186)	162
Purchase of subsidiary companies		(84)	—	—
Purchase of long-term investments		(6)	(5)	(175)
Sale of long-term investments		23	198	54
Purchase of property, plant and equipment		(696)	(627)	(607)
Capitalised interest paid		(8)	(7)	(5)

Net cash flows applied to investing activities		(583)	(617)	(540)

Cash flows from financing activities
Cash was provided from/(applied to):
Proceeds from long-term debt		389	—	348
Repayment of long-term debt		(1,051)	(560)	(593)
Proceeds from/(repayment of) short-term debt, net		260	(54)	(457)
Capital contributed		28	14	—
Dividends paid		(749)	(346)	(286)

Net cash flows applied to financing activities		(1,123)	(946)	(988)

Net cash flow		(3)	118	38
Opening cash position		238	120	82

Closing cash position		235	238	120

4

TELECOM CORPORATION OF NEW ZEALAND LIMITED AND SUBSIDIARIES

Notes to the Condensed Financial Statements

NOTE 1 FINANCIAL STATEMENTS

The condensed consolidated financial statements for the year ended 30 June 2005 have been extracted from the audited financial statements of Telecom Corporation of New Zealand Limited (the “Company”) together with its subsidiaries and associates (“Telecom”) and prepared in accordance with generally accepted accounting practice in New Zealand (“NZ GAAP”).

The financial statements are expressed in New Zealand dollars. References in these financial statements to “$” and “NZ$” are to New Zealand dollars, references to “US$” are to US dollars and references to “A$” are to Australian dollars.

Accounting Policies

There have been no changes in accounting policies in the current financial year. The accounting policies used in the preparation of the financial statements for the year ended 30 June 2005 are consistent with those used in the preparation of the published financial statements for the years ended 30 June 2004 and 30 June 2003.

Reclassifications

Certain reclassifications of prior periods’ data have been made to conform to current period classifications.

NOTE 2 CALLING AND OTHER OPERATING REVENUE

	Year ended 30 June
(Dollars in millions)	2005 $	2004 $	2003 $
Calling
National	988	1,053	1,090
International	334	364	401
Other	26	37	51

	1,348	1,454	1,542

Other operating revenues
Resale	337	317	278
Directories	230	220	207
Equipment	69	72	69
Miscellaneous other	144	162	109
Dividends from investments	7	5	3

	787	776	666

5

TELECOM CORPORATION OF NEW ZEALAND LIMITED AND SUBSIDIARIES

Notes to the Condensed Financial Statements (continued)

NOTE 3 ABNORMAL ITEMS

	Year ended 30 June
(Dollars in millions)	2005$	2004$	2003$
Abnormal Revenues
Gain on sale of INL	86	—	—
Gain on sale of Intelsat	8	—	—
Recognition of Southern Cross support fees	41	—	—
Gain on repurchase of convertible notes	9	—	—
Gain on sale of Telecom Retail Stores	10	—	—
Gain on sale of Sky shares	—	28	—

	154	28	—

Abnormal Expenses
Write-down of TDMA network	24	110	—
Inter-carrier provisions	31	—	—
Restructuring costs	4	—	—
Partial recovery of AOL|7 write-down	—	(12)	—
Write-down of Australian LMDS assets	—	23	—

	59	121	—

Abnormal Revenues

Gain on sale of Independent Newspapers Limited (“INL”) shares

In June 2005 Telecom announced that it had sold its entire stake in INL to Nationwide News Pty Limited, an affiliate of News Corporation, for $272 million. This resulted in a gain on sale of $86 million being recognised in June 2005. Proceeds of the sale were received in July 2005, therefore at 30 June 2005 included within receivables and prepayments was a receivable of $272 million.

Gain on sale of Intelsat

In January 2005 Intelsat Limited announced the successful closing of its amalgamation with a private equity group. As part of the amalgamation, Intelsat’s shareholders (including Telecom, which owned a stake of approximately 0.5%) received US$18.75 per share in return for their shares. In March 2005 Telecom received $22 million for the sale of its stake in Intelsat resulting in a gain on sale of $8 million.

Recognition of Southern Cross support fees

Southern Cross restructured its banking facilities with its senior bank syndicate in April 2003. As part of the restructure, Telecom agreed to provide contingent credit support for a portion of the refinanced debt. In return for providing this support, support fees are payable to Telecom from Southern Cross. Telecom has not previously recognised these fees, as oversupply of capacity in the international telecommunications industry and uncertainties around future levels of demand were negatively impacting Southern Cross’ operations, creating uncertainty over the collectibility of the support fees. Since this time, acceleration in bandwidth utilisation has significantly improved the outlook for Southern Cross culminating in significant new sales being generated. As a result of the cash generated by the additional sales, the support fees are now expected to be received and accordingly Telecom accrued fees payable by Southern Cross of $41 million ($37 million net of tax) in March 2005. This represented fees for the period from April 2003 to March 2005.

6

TELECOM CORPORATION OF NEW ZEALAND LIMITED AND SUBSIDIARIES

Notes to the Condensed Financial Statements (continued)

NOTE 3 ABNORMAL ITEMS (continued)

Gain on repurchase of convertible notes

Telecom issued $300 million of convertible notes in 2001. In November 2004 Telecom repurchased $150 million of these notes. Due to market movements since the notes were issued, the amount required to buy the notes back was $145 million, resulting in a gain on buyback of $5 million. In February 2005 Telecom repurchased the remaining $150 million of notes. The amount required to buy the second tranche of notes back was $146 million, resulting in a gain on buyback of $4 million.

Gain on sale of Telecom Retail Stores

In August 2004 Telecom announced the sale of 15 of its business-focused retail stores to the Leading Edge Group for $16 million. The sale was completed on 30 September 2004, resulting in a gain on sale of $10 million.

Gain on sale of Sky shares

In October 2003 Telecom sold all its shares in Sky Network Television Limited (“Sky”) to INL. Total consideration received was $221 million, made up of approximately $157 million in cash with the remainder in the form of shares in INL. Telecom realised a gain of $28 million on the sale of its stake in Sky.

Abnormal Expenses

Write-down of TDMA network

Telecom currently operates both TDMA and CDMA mobile networks. Telecom’s marketing emphasis has been geared towards growing usage of the CDMA network, which offers greater functionality and high speed data capability. This has resulted in a migration of the customer base from TDMA to CDMA. TDMA customer numbers and revenues have declined markedly since the launch of CDMA and this is expected to continue, with revenues expected to fall to marginal levels toward the end of 2007. Due to the decline in the TDMA customer base, particularly the higher value post-paid base, the present value of the net cash flows that the TDMA network was expected to generate no longer supported its carrying value. Accordingly an impairment charge of $110 million ($74 million net of tax) was recognised at 30 June 2004 to write the network down to its assessed value at that time. With the continued transition of customers from TDMA to CDMA, the cash flows generated by the TDMA network have continued to decline to the point where at 30 June 2005 the present value of net future cash flows was negligible. Accordingly, a further impairment charge of $24 million ($16 million after tax) was recognised at 30 June 2005 to write the network down to nil.

Inter-carrier provisions

An abnormal charge of $31 million ($21 million net of tax) was recognised in March 2005 by Telecom’s Australian subsidiary AAPT following an extensive reassessment of accruals and provisions for disputes in the inter-carrier area. The charge is a one-off adjustment required to revise cost of sale accrual assumptions and to adjust the carrying value of disputed amounts receivable to amounts considered recoverable. These changes in accrual assumptions and disputes relate to prior periods.

Restructuring costs

Following the purchase of Gen-i and Computerland there have been a number of savings identified through the combination of these businesses. Costs of $4 million ($3 million net of tax) have been incurred to achieve these savings. These costs principally consist of redundancy costs.

7

TELECOM CORPORATION OF NEW ZEALAND LIMITED AND SUBSIDIARIES

Notes to the Condensed Financial Statements (continued)

NOTE 3 ABNORMAL ITEMS (continued)

Partial recovery of AOL|7 write-down

In the year ended 30 June 2002 shareholder advances of A$115 million to AOL|7 were fully written down as they were not expected to be recoverable. In the year ended 30 June 2004, an agreement was reached with the other shareholders of AOL|7 to sell the AOL|7 business. Telecom received $12 million as its share of the proceeds from sale. This amount was credited to abnormal expenses as a partial recovery of the previous write-down.

Write-down of Australian LMDS assets

AAPT operates an LMDS wireless access network in major Australian metropolitan areas. Usage of this network did not grow to originally forecast levels due to the use of alternative access technologies. The forecast net cash flows expected to be generated by this network did not support its carrying value and accordingly it was written down to its assessed value at 30 June 2004. A charge of $23 million ($16 million net of tax) was recognised to write these assets down to their assessed recoverable value.

NOTE 4 DIVIDENDS

Shares Issued in Lieu of Dividends

Telecom operates a dividend reinvestment plan whereby shareholders can elect to receive dividends in cash or additional shares. In respect of the year ended 30 June 2005, 13,999,472 shares with a total value of $84 million were issued in lieu of a cash dividend (30 June 2004: 27,477,890 and $142 million)

NOTE 5 RECONCILIATION OF NET EARNINGS ATTRIBUTABLE TO SHAREHOLDERS TO NET CASH FLOWS FROM OPERATING ACTIVITIES

	Year ended 30 June
(Dollars in millions)	2005 $	2004 $	2003 $
Net earnings attributable to shareholders	916	754	709

Adjustments to reconcile net earnings to net cash flows from operating activities:
Depreciation and amortisation	768	823	820
Bad and doubtful accounts	41	36	56
Deferred income tax	15	(7)	56
Minority interests in profits of subsidiaries	3	3	3
Abnormal revenues and expenses	(95)	105	—
Other	(5)	(6)	—

Changes in assets and liabilities net of effects of non-cash and investing and financing activities:
(Increase)/decrease in accounts receivable and related items	(40)	(72)	133
Increase in inventories	—	(8)	(6)
Increase/(decrease) in current taxation	80	(8)	29
Decrease in provisions	—	—	(5)
Increase/(decrease) in accounts payable and related items	20	61	(229)

Net cash flows from operating activities	1,703	1,681	1,566

8

TELECOM CORPORATION OF NEW ZEALAND LIMITED AND SUBSIDIARIES

Notes to the Condensed Financial Statements (continued)

NOTE 6 COMMITMENTS

Operating Leases

Operating lease commitments are mainly in respect of leases of land, buildings and other telecommunications facilities. At 30 June 2005, minimum rental commitments for all non-cancellable operating leases were $296 million (30 June 2004: $268 million).

Finance Leases

Telecom has entered into the sale and leaseback of certain assets. At 30 June 2005, there were no outstanding lease commitments (30 June 2004: nil).

Capital Commitments

At 30 June 2005, capital expenditure amounting to $99 million (30 June 2004: $103 million), had been committed under contractual arrangements, with substantially all payments due within two years. The capital expenditure commitments principally relate to telecommunications network assets.

NOTE 7 CONTINGENCIES

Lawsuits and Other Claims

In March 2005, Asia Pacific Telecommunications Limited issued proceedings against Telecom alleging breaches of contract and duties owed by Telecom in respect of international switched transit services. The plaintiffs seek damages, interest and costs.

In March 2004, the Commerce Commission issued proceedings against Telecom claiming that during the period since 2001, Telecom has misused its market power and has priced access to its data tail services for high speed data transmission, for the purposes of deterring potential and existing competitors from engaging in competitive conduct. The Commerce Commission seeks a declaration that this behaviour contravened section 36 of the Commerce Act, a pecuniary penalty, an injunction restraining Telecom from engaging further in the conduct, and costs. The likely hearing date is currently unknown.

In July 2000, the Commerce Commission issued proceedings against Telecom claiming that the introduction of 0867 constituted a use by Telecom of its dominant position for proscribed purposes. The Commission seeks a declaration that this contravened s36 of the Commerce Act, a pecuniary penalty, and costs.

Various other lawsuits, claims and investigations have been brought or are pending against Telecom.

The Directors of Telecom cannot reasonably estimate the adverse effect (if any) on Telecom if any of the foregoing claims are ultimately resolved against Telecom’s interests, and there can be no assurance that such litigation will not have a material adverse effect on Telecom’s business, financial condition or results of operations.

All of the proceedings summarised above have been commenced in the High Court of New Zealand unless otherwise stated.

Bank Guarantees

AAPT had issued bank guarantees totalling A$5 million as at 30 June 2005 (30 June 2004: A$5 million).

Contingent Credit Support

Southern Cross restructured its senior debt facility on 30 April 2003 to better align debt repayments with anticipated future cash flows, extend maturity and provide additional financial flexibility. As part of this restructured facility Telecom was providing contingent credit support of up to US$33 million at 30 June 2005 in favour of the senior bank syndicate. Southern Cross has recently been successful in securing significant additional sales, the receipts from which are expected to repay the debt against which Telecom has provided contingent support.

9

TELECOM CORPORATION OF NEW ZEALAND LIMITED AND SUBSIDIARIES

Notes to the Condensed Financial Statements (continued)

NOTE 8 CONTINGENCIES (continued)

Cross Border Lease Guarantees

Telecom has entered into several cross border leases in respect of certain telecommunications assets. Telecom has given certain undertakings in accordance with limited guarantees entered into as part of the transaction. The likelihood of losses in respect of these matters is considered to be remote.

NOTE 9 SIGNIFICANT EVENTS AFTER BALANCE DATE

Declaration of Dividends

On 4 August 2005, the Board of Directors approved the payment of a fourth quarter dividend of $196 million, representing 10.0 cents per share. In addition, a supplementary dividend totalling approximately $26 million will be payable to shareholders who are not resident in New Zealand. On 4 August 2005 the Board of Directors also approved the payment of a special dividend of $196 million, representing 10.0 cents per share. A supplementary dividend relating to this special dividend totalling approximately $26 million will be payable to shareholders who are not resident in New Zealand. In accordance with the Income Tax Act 1994, Telecom will receive a tax credit from the Inland Revenue Department equivalent to the amount of supplementary dividends paid.

NOTE 10 QUARTERLY FINANCIAL INFORMATION

(Dollars in millions, except per share amounts)	Operating revenues (including ab- normal items) $	Abnormal items $	EBITDA* $	Earnings before interest and tax $	Net earnings attributable to shareholders $	Net earnings per share ¢
Quarter ended:
30 September 2004	1,391	10	564	372	193	10.0
31 December 2004	1,406	5	556	365	198	10.2
31 March 2005	1,463	22	628	442	259	13.2
30 June 2005	1,499	58	620	421	266	13.7

Year ended 30 June 2005	5,759	95	2,368	1,600	916	47.0

Quarter ended:
30 September 2003	1,323	—	554	345	162	8.5
31 December 2003	1,354	28	590	388	203	10.6
31 March 2004	1,361	12	637	431	232	12.0
30 June 2004	1,350	(133)	470	264	157	8.1

Year ended 30 June 2004	5,388	(93)	2,251	1,428	754	39.2

* Earnings before interest, taxation, depreciation and amortisation.

Earnings per share is computed independently for each of the quarters presented. Consequently, the sum of the quarters does not necessarily equal total earnings per share for the year.

10

MANAGEMENT COMMENTARY

5 August 2005

Results for the year ended 30 June 2005

Note: Other than the analysis of Australian Consumer and Australian Business results, which are presented in Australian dollars, all monetary amounts in this management commentary are expressed in New Zealand dollars unless otherwise stated.

OVERVIEW OF CONSOLIDATED RESULTS

Telecom’s reported net earnings were $916 million for the year ended 30 June 2005 (“2005”) compared to $754 million for the year ended 30 June 2004 (“2004”). Reported net earnings for the quarter ended 30 June 2005 (“Q4 2004-05”) were $266 million compared to $157 million for the quarter ended 30 June 2004 (“Q4 2003-04”). Reported net earnings in both 2005 and 2004 were impacted by a number of abnormal items, discussed in more detail below, which make year on year results less comparable.

Excluding the impact of these abnormal items, adjusted net earnings for 2005 were $806 million, an increase of 4.0% on adjusted net earnings for 2004 of $775 million. Adjusted earnings for Q4 2004-05 of $199 million were 8.7% lower than adjusted earnings for Q4 2003-04 of $218 million.

Telecom’s results for 2005 reflect the significant shifts occurring in its business, namely:

•	Telecom has successfully grown its New Zealand mobile business, with a net increase in mobile connections of 249,000 across the year (including growth of 74,000 in Q4 2004-05). This has been coupled with significantly enhanced uptake of mobile data services, with growth in mobile data revenues of 119.6% during 2005 driving growth in Average Revenue Per User (“ARPU”).

•	Telecom has also seen significant growth in its New Zealand data business, largely due to uptake of ADSL broadband services. Total broadband connections increased by 147,000 (122.5%) in 2005, with 37,000 of this increase occurring in Q4 2004-05. Telecom is rapidly approaching its previously stated goal of achieving 250,000 residential broadband connections by 31 December 2005 and is also seeing accelerating wholesale growth in residential broadband.

•	A significant increase in solutions revenue as Telecom seeks to broaden its revenue base by expanding into the IT sector. The acquisition of Gen-i and Computerland during 2005 significantly increased Telecom’s IT capabilities.

•	A decrease in calling revenue in the New Zealand business as product substitution and increased competition erode Telecom’s traditional national and international calling business.

•	An offsetting increase in mobile and data revenues in the New Zealand business as new products and technologies replace traditional calling revenues.

•	A contraction in margins in the New Zealand business, given the shift in revenue mix from the high-margin traditional calling business to lower margin new business (particularly the IT Services business, which is less capital intensive than Telecom’s traditional business). The growth in the mobile and broadband customer bases has also had a negative short-term impact on costs and margins, driving significantly greater customer acquisition and provisioning costs and necessitating investment in additional customer service capability.

•	A change in focus of Telecom’s Australian business with a stronger focus on consumer and small business segments as AAPT seeks to build a sustainable differentiated position in the market. Revenue from corporate customers has declined in the face of fierce competition in this market segment.

•	A continued decline in Australian mobile revenue following the strategic decision in 2004 to cease selling mobile as a stand-alone product and instead focusing on selling customers bundles of multiple products. AAPT has grown the percentage of its consumer customer base that are bundled customers from 13.3% at 30 June 2004 to 29.6% at 30 June 2005, an increase of 122.6%.

•	Continued growth in resale revenue in Australian operations as an increasing proportion of customers take full service (i.e. including local call resale) from AAPT.

•	Further investment in sales, customer service and IT capabilities in AAPT in order to support improved customer acquisition and retention. This investment has had a negative impact on costs in the short-term.

•	Reducing depreciation expense reflecting a declining asset base, accelerated by the write down of the TDMA mobile network at 30 June 2004.

•	The continued benefit of a lengthy period of de-leveraging through lower net interest expense. This de-leveraging has been achieved as a result of strong operating cash flows, particularly in the New Zealand business, but also in Australia. Telecom is now comfortably within its target gearing ratios and this has enabled an increase in the dividend payout ratio and an additional special dividend at year end. As a result of these increasing shareholder distributions, this deleveraging is expected to cease.

Reported results are summarised in the table below.

	Year ended 30 June			Quarter ended 30 June
Telecom Group Reported Earnings	2005 $ m	2004 $ m	Change %	2005 $ m	2004 $ m	Change %
Operating revenues (excluding abnormals)	5,605	5,360	4.6	1,413	1,350	4.7
Operating expenses (excluding abnormals)	(3,332)	(3,016)	10.5	(851)	(747)	13.9
Abnormal items	95	(93)	(202.2)	58	(133)	(143.6)

EBITDA*	2,368	2,251	5.2	620	470	31.9
Depreciation and amortisation	(768)	(823)	(6.7)	(199)	(206)	(3.4)

Earnings before interest and tax	1,600	1,428	12.0	421	264	59.5
Net interest expense	(289)	(334)	(13.5)	(68)	(73)	(6.8)

Earnings before tax	1,311	1,094	19.8	353	191	84.8
Tax expense	(392)	(337)	16.3	(86)	(33)	160.6
Minority interest	(3)	(3)	—	(1)	(1)	—

Net earnings	916	754	21.5	266	157	69.4

*	Earnings Before Interest, Taxation, Depreciation and Amortisation

Reported net earnings for 2005 represented earnings per share (“EPS”) of 47.0 cents, compared to 39.2 cents per share for 2004, an increase of 19.9%.

Reported net earnings for 2005 includes eight abnormal items:

•	In August 2004 Telecom announced the sale of 15 of its business-focused retail stores to the Leading Edge Group for $16 million, resulting in a gain on sale of $10 million.

•	Telecom issued $300 million of convertible notes in 2001, which it bought-back in two tranches during 2005. Due to market movements since the notes were issued, the amount required to buy the notes back was $291 million, resulting in a gain on buyback of $9 million.

•	As part of a refinancing of Southern Cross’ banking facilities in April 2003, Telecom agreed to provide contingent credit support for a portion of the refinanced debt. In return for this, support fees are payable by Southern Cross. Telecom had not previously recognised these fees, due to uncertainty over their collectibility. However, recent acceleration in bandwidth utilisation has significantly improved the outlook for Southern Cross culminating in US$182 million of new sales being generated (none of these sales were to Telecom). As a result of the cash generated by the additional sales, the support fees are now expected to be received and accordingly Telecom accrued $41 million ($37 million net of tax) at 31 March 2005 for support fees not previously recognised relating to the period from April 2003 to March 2005.

•	In March 2005, Telecom received $22 million for the sale of its stake in Intelsat, resulting in a gain on sale of $8 million.

•	An abnormal charge of $31 million ($21 million net of tax) was recognised in March 2005 by Telecom’s Australian subsidiary AAPT following an extensive reassessment of accruals and provisions for disputes in the inter-carrier area. The charge is a one-off adjustment required to revise cost of sale accrual assumptions and to adjust the carrying value of disputed amounts receivable to amounts considered recoverable. These changes in accrual assumptions and disputes relate to prior periods.

•	In June 2005, Telecom reached an unconditional agreement to sell its entire shareholding in Independent Newspaper Limited (“INL”) to Nationwide News Pty Limited, an affiliate of News Corporation. That shareholding represented approximately 12% of INL’s ordinary shares. Telecom received $272 million for its shareholding, resulting in a gain on sale of $86 million.

•	Telecom currently operates both TDMA and CDMA mobile networks. Due to a significant decline in TDMA customer numbers and revenues since the launch of CDMA and the expectation that this would continue, an impairment charge of $110 million was recognised at 30 June 2004 to reflect the fact the present value of the net cash flows the TDMA network was expected to generate no longer supported its carrying value. TDMA customers and revenues have continued to decline and the expected present value of future net cash flows from the TDMA network has fallen to a negligible amount at 30 June 2005. Accordingly, the value of the network has been written down to nil at 30 June 2005, resulting in a further impairment charge of $24 million ($16 million net of tax).

•	Following the purchase of Gen-i and Computerland there have been a number of savings identified through the combination of these businesses. Costs of $4 million ($3 million net of tax) have been incurred to achieve these savings. These principally relate to redundancy costs.

Reported net earnings for 2004 included a gain on the sale of Telecom’s investment in Sky Network Television Limited (“Sky”) of $28 million and a recovery of $12 million relating to proceeds from the sale of the AOL|7 business. Neither of these abnormal items was subject to tax. 2004 results also included a $29 million credit to tax expense as a result of settlement of a dispute with the NZ Inland Revenue Department (“IRD”). In addition, impairment write-downs of $110 million ($74 million net of tax) and $23 million ($16 million net of tax) were recorded in respect of the TDMA mobile network and the Australian LMDS wireless network.

Adjusting for these abnormal items, adjusted 2005 net earnings were $806 million, an increase of $31 million (4.0%) compared to adjusted net earnings in the prior period. This represents adjusted EPS of 41.4 cents for 2005, an increase of 2.7% compared to the adjusted EPS for 2004.

These adjustments are shown in the table below.

	Year ended 30 June			Quarter ended 30 June
Adjustments to Earnings	2005 $m	2004 $m	Change %	2005 $m	2004 $m	Change %
Reported net earnings	916	754	21.5	266	157	69.4
Adjusted for:
Gain on sale of retail stores	(10)	—		—	—
Gain on buyback of convertible notes	(9)	—		—	—
Southern Cross support fee accrual*	(37)	—		—	—
Gain on sale of Intelsat	(8)	—		—	—
Inter-carrier provisions*	21	—		—	—
Gain on sale of INL	(86)	—		(86)	—
Write-down of TDMA network*	16	—		16	—
Provision for restructuring*	3	—		3	—
Gain on sale of Sky	—	(28)		—	—
AOL|7 recovery	—	(12)		—	—
Tax settlement	—	(29)		—	(29)
Write-down of TDMA network*	—	74		—	74
Write-down of LMDS assets*	—	16		—	16

Adjusted net earnings	806	775	4.0	199	218	(8.7)

*	Figures are net of tax. Other abnormal items are not subject to tax.

Telecom’s adjusted earnings are summarised in the table below.

	Year ended 30 June			Quarter ended 30 June
Telecom Group Adjusted Earnings	2005 $m	2004 $m	Change %	2005 $m	2004 $m	Change %
Adjusted operating revenues	5,605	5,360	4.6	1,413	1,350	4.7
Adjusted operating expenses	(3,332)	(3,016)	10.5	(851)	(747)	13.9

Adjusted EBITDA*	2,273	2,344	(3.0)	562	603	(6.8)
Depreciation	(768)	(823)	(6.7)	(199)	(206)	(3.4)

Adjusted earnings before interest and tax	1,505	1,521	(1.1)	363	397	(8.6)
Net interest expense	(289)	(334)	(13.5)	(68)	(73)	(6.8)

Adjusted earnings before tax	1,216	1,187	2.4	295	324	(9.0)
Tax expense	(407)	(409)	(0.5)	(95)	(105)	(9.5)
Minority interest	(3)	(3)	—	(1)	(1)	—

Adjusted net earnings	806	775	4.0	199	218	(8.7)

*	Earnings Before Interest, Taxation, Depreciation and Amortisation

Adjusted earnings growth for 2005 reflected revenue growth, lower depreciation, net interest and tax, while operating expenses increased. The Group recorded growth in operating revenues (excluding abnormal items) of $245 million (4.6%) for 2005 with revenue growth in New Zealand operations (much of it resulting from the acquisition of Gen-i and Computerland) partly offset by lower operating revenue in Australian operations.

The decrease in net interest expense was the result of the continued reduction in debt levels, as operating cash flows have been utilised to repay debt and acquire interest bearing short-term investments.

TELECOM GROUP RESULT

A further breakdown of reported group results is provided in the table below.

	Year ended 30 June			Quarter ended 30 June
Telecom Group Result	2005 $m	2004 $m	Change %	2005 $m	2004 $m	Change %
Operating revenues
Local Service	1,101	1,120	(1.7)	273	278	(1.8)
Calling	1,348	1,454	(7.3)	329	351	(6.3)
Interconnection	207	193	7.3	55	47	17.0
Mobile	841	813	3.4	212	204	3.9
Data	777	721	7.8	205	191	7.3
Internet	223	229	(2.6)	56	58	(3.4)
Solutions	321	54	494.4	103	19	442.1
Other operating revenue	787	776	1.4	180	202	(10.9)
Abnormal revenue	154	28	450.0	86	—	NM

	5,759	5,388	6.9	1,499	1,350	11.0

Operating expenses
Labour	735	594	23.7	190	158	20.3
Cost of sales	1,664	1,480	12.4	432	355	21.7
Other operating expenses	933	942	(1.0)	229	234	(2.1)
Abnormal expenses	59	121	(51.2)	28	133	78.9

	3,391	3,137	8.1	879	880	(0.1)

EBITDA*	2,368	2,251	5.2	620	470	31.9

Depreciation	694	755	(8.1)	180	189	(4.8)
Amortisation	74	68	8.8	19	17	11.8

Depreciation and amortisation	768	823	(6.7)	199	206	(3.4)

Earnings before interest and tax	1,600	1,428	12.0	421	264	59.5

Net interest expense	289	334	(13.5)	68	73	(6.8)
Income tax expense	392	337	16.3	86	33	160.6
Minority interest	3	3	—	1	1	—

Net earnings	916	754	21.5	266	157	69.4

*	Earnings before Interest, Taxation, Depreciation and Amortisation

NM = Not a Meaningful Comparison

Total operating revenue of $5,759 million for 2005 increased by $371 million (6.9%) compared to 2004. Excluding abnormal revenues, the growth is primarily due to the acquisitions of Gen-i (effective 1 July 2004) and Computerland (effective 1 September 2004) which increased solutions revenue by $240 million. Data revenue also grew, reflecting increased broadband penetration. Growth in mobile revenue of $97 million in NZ Operations, resulting from growth in the customer base and penetration of mobile data services, was largely offset by lower mobile revenue in Australian Operations. Growth in other operating revenue reflects increased resale revenue in Australia. Growth across these revenue categories has been partly offset by lower calling and local service revenues.

Operating expenses of $3,391 million increased by $254 million (8.1%) for 2005. The increase in labour expense reflects the growth in personnel numbers due to the acquisitions of Gen-i and Computerland, which contributed an additional 904 staff at the time of their respective purchases. The increase in cost of sales occurred in NZ Operations due to strong growth in mobile and broadband connections, combined with the acquisitions of Gen-i and Computerland. This increase in New Zealand cost of sales has been partly offset by lower cost of sales in the Australian Operations, reflecting reduced revenues and favourable negotiations with suppliers increasing margins.

Depreciation is $61 million (8.1%) lower in 2005 than in 2004 largely due to the write-down of the TDMA mobile network recognised in Q4 2003-04.

Net interest expense decreased by $45 million (13.5%) for 2005 due to lower debt levels, as operating cash flows have been utilised to reduce debt and acquire short-term investments in anticipation of future term debt maturities. Net debt of $3,520 million in 2005 was $236 million lower than net debt in 2004.

Income tax expense increased by $55 million (16.3%) representing a reported effective tax rate of 29.9% for 2005 compared to 30.8% for 2004. The gains on sale of the retail stores, buyback of convertible notes, sale of Intelsat and sale of INL in 2005 were not subject to tax. In 2004, the gain on sale of Sky and the recovery from the proceeds from the sale of the AOL|7 business in Australia were not subject to tax. In addition there was a $29 million credit to tax expense as a result of settlement of a dispute with IRD in 2004.

Reported net earnings of $916 million, including the various abnormal items, increased by $162 million (21.5%) compared to 2004.

OVERVIEW OF SEGMENTAL RESULTS

Telecom operates integrated businesses in New Zealand and Australia. Segmental reporting therefore principally reflects the integrated nature of the business.

Australian operations maintain a business and consumer customer segmentation and therefore business unit contribution (revenue less directly attributable costs) is reported separately for Australian Consumer and Australian Business. Shared costs are not allocated to Australian Consumer and Australian Business, being reported separately in a support functions category. Australian Consumer, Australian Business and Support Functions together comprise Australian Operations.

Corporate expenses are not allocated to the operating segments and are included separately in a Corporate and Other category, along with other items that management excludes in assessing segment performance due primarily to their non-recurring and/or non-operational nature. The amortisation of goodwill on the investments in AAPT, Gen-i and Computerland is also included in Corporate and Other.

Telecom measures and evaluates the reporting segments based on earnings from operations (defined as earnings before interest and tax, excluding abnormal items).

Telecom’s earnings from operations excluding abnormal items for 2005 were $1,505 million, compared to $1,521 million for 2004. The following table details revenues, expenses and earnings from operations by reporting segment.

Summary of Segment Results

	Year ended 30 June			Quarter ended 30 June
	2005 $m	2004 $m	Change %	2005 $m	2004 $m	Change %
NZ Operations
Operating revenues	4,298	3,942	9.0	1,088	993	9.6
Operating expenses	(2,111)	(1,703)	24.0	(552)	(433)	27.5

EBITDA*	2,187	2,239	(2.3)	536	560	(4.3)
Depreciation and amortisation	(535)	(586)	(8.7)	(138)	(142)	(2.8)

Earnings from operations	1,652	1,653	(0.1)	398	418	(4.8)

Australian Operations
Operating revenues	1,379	1,507	(8.5)	334	393	(15.0)
Operating expenses	(1,218)	(1,316)	(7.4)	(292)	(324)	(9.9)

EBITDA*	161	191	(15.7)	42	69	(39.1)
Depreciation and amortisation	(160)	(170)	(5.9)	(43)	(46)	(6.5)

Earnings from operations	1	21	(95.2)	(1)	23	(104.3)

Corporate and Other
Operating revenues	14	10	40.0	7	1	NM
Operating expenses	(89)	(96)	(7.3)	(23)	(27)	(14.8)

EBITDA*	(75)	(86)	(12.8)	(16)	(26)	(38.5)
Depreciation and amortisation	(73)	(67)	9.0	(18)	(18)	—

Earnings from operations	(148)	(153)	3.3	(34)	(44)	22.7

Eliminations #
Operating revenues	(86)	(99)	(13.1)	(16)	(37)	(56.8)
Operating expenses	86	99	(13.1)	16	37	(56.8)

EBITDA*	—	—	—	—	—	—
Depreciation and amortisation	—	—	—	—	—	—

Earnings from operations	—	—	—	—	—	—

Telecom Group
Operating revenues	5,605	5,360	4.6	1,413	1,350	4.7
Operating expenses	(3,332)	(3,016)	10.5	(851)	(747)	13.9

EBITDA*	2,273	2,344	(3.0)	562	603	(6.8)
Depreciation and amortisation	(768)	(823)	(6.7)	(199)	(206)	(3.4)

Earnings from operations	1,505	1,521	(1.1)	363	397	(8.6)

*	Earnings before Interest, Taxation, Depreciation and Amortisation
#	Eliminations remove the impact of internal transactions

LIQUIDITY AND CAPITAL RESOURCES (CONSOLIDATED)

	Year ended 30 June			Quarter ended 30 June
	2005 $m	2004 $m	Change %	2005 $m	2004 $m	Change %
Cash flows
Net cash flows from/(applied to):
Operating activities	1,703	1,681	1.3	490	463	5.8
Investing activities	(583)	(617)	(5.5)	117	(115)	(201.7)
Financing activities	(1,123)	(946)	18.7	(535)	(214)	150.0

Net cash flow	(3)	118	(102.5)	72	134	(46.3)

Net cash flows from operating activities increased by $22 million (1.3%) for 2005 due to higher cash receipts from customers, lower interest and tax payments partly offset by increased payments to suppliers and employees compared to the prior period. Net operating cash flows for Q4 2004-05 were $27 million higher than Q4 2003-04.

The net cash outflow for investing activities decreased by $34 million (5.5%) for 2005 mainly reflecting inflows from the sale of short-term investments in 2005 compared to outflows from purchase of short-term investments in 2004. This was partly offset by outflows from the purchase of subsidiaries Gen-i and Computerland and increased purchases of fixed assets in the current period. In addition, $157 million was received for the sale of Telecom’s investment in Sky and $41 million from a capital return from INL in 2004 compared to $22 million from the sale of Intelsat in 2005. Cash flow for investing activities does not include the proceeds from the sale of INL as they were received in July 2005.

The net cash outflow for financing activities increased by $177 million (18.7%) for 2005. The increase in financing cash outflows was primarily due to an increase in the dividend paid as a consequence of a revised dividend policy in 2005, partly offset by a decreased repayment of debt compared to the prior period.

Net debt decreased by $236 million from $3,756 million at 2004 to $3,520 million at 2005. Further discussion of group cash flows is provided later in this document.

DIVIDEND POLICY AND LONG TERM CAPITAL MANAGEMENT

At the full year announcement in August 2004 the Board of Telecom indicated that it was the company’s intention, subject to there being no material adverse change in circumstances or operating outlook, to target a payout ratio of approximately 85% of net earnings (after adding back amortisation and relevant non-cash items) for the 2004/05 fiscal year. Given the targeted payout ratio, and dividend payments of 9.5 cents per share for the first three quarters of 2005, Telecom will pay a fourth quarter fully imputed dividend of 10.0 cents per ordinary share (“cps”) in September 2005. The dividend for the quarter ended 30 June 2004 was 9.5 cps.

In August 2004, the Board also confirmed the factors that are relevant for Telecom’s long-term capital management and shareholder distribution strategies. The Board is committed to Telecom maintaining strong “single A” credit ratings from Moody’s Investors Service and Standard and Poor’s and the capital management policies are designed to ensure this objective is met. Relevant factors include Telecom’s debt profile, operating outlook, cash flow, cost of capital, and level of imputation credits. As a guide, the Board expects Telecom to maintain a relatively stable capital structure with the intention that, in normal circumstances, the ratio of gross debt to EBITDA would not materially exceed 1.7 times on a long-run basis.

The Board and management have undertaken a recent review of capital management issues. As a result the Board has declared a fully imputed special dividend of 10 cps, payable in September 2005. It is the Board’s intention, subject to no material adverse change in circumstances, to pay a further fully imputed special dividend of 10 cps in respect of the 2005/06 financial year, with payments of 5 cps at the half year and full year dividend dates.

The Board believes that, following these recommendations, Telecom remains in a strong position to invest in future growth opportunities while continuing to maintain prudent capital management policies.

For the year ended 30 June 2006, Telecom expects to pay ordinary dividends to achieve a pay-out ratio of approximately 85% (after adding back relevant non-cash items). Subject to there being no material adverse change in circumstances, dividends for each of the first three quarters of the year ended 30 June 2006 will be 9.5 cps. The dividend for the fourth quarter of that year will be set to reflect the full year expected pay-out ratio.

Fourth Quarter Dividends
Ordinary Shares	10.0 cents
American Depositary Shares	*US 56.05 cents

Supplementary dividend (to non-resident shareholders)
Per ordinary share	1.76 cents
Per American Depositary Share	*US 9.89 cents

Special Dividends
Ordinary Shares	10.0 cents
American Depositary Shares	*US 56.05 cents

Supplementary dividend (to non-resident shareholders)
Per ordinary share	1.76 cents
Per American Depositary Share	*US 9.89 cents

“Ex” dividend dates
New Zealand Exchange	22 August 2005
Australian Stock Exchange	22 August 2005
New York Stock Exchange	23 August 2005

Books closing dates
New Zealand, Australian Stock Exchanges	26 August 2005
New York Stock Exchange	25 August 2005

Payment dates
New Zealand, Australia	9 September 2005
New York	16 September 2005

*	Based on an exchange rate at 30 June 2005 of NZ$1.00 to US$0.7006

Dividend Reinvestment Policy

The Dividend Reinvestment Plan has been retained. As per Telecom’s current practice, shares issued under the plan will be priced at the prevailing market price (that is, no discount will be applied). In relation to the dividend to be paid in September 2005, Telecom intends to acquire an equivalent number of shares on-market, in order to eliminate an increase in capital arising pursuant to the plan. In addition to this, Telecom intends to adopt a similar policy with regard to new shares that are issued to staff under the Telecom share option scheme. These mechanisms will be reviewed at each dividend date.

FUTURE EXPECTATIONS

Within the New Zealand operations, Telecom expects the momentum in mobile to continue, with double digit revenue growth and a solid share of market revenue growth anticipated for the coming year. Broadband growth is also expected to continue, with ongoing improvement in provisioning and customer care systems enabling a high annual rate of growth to be sustained in the coming year. Targeted investment will be ongoing to reposition Telecom Directories and Yellow Pages in online media.

Australian operations will continue to progress the implementation of strategies focused on repositioning the business around mass market offerings.

Telecom currently expects net profit after tax for the year ending 30 June 2006 to be within the market forecast range of $790 million to $851 million.

Telecom’s current capital expenditure forecast for the 2006 financial year remains at $750 million, with additional upside potential of $25 million dependent on success rates in future large enterprise bids.

As noted earlier, subject to no material adverse changes, Telecom expects to pay further special dividends totalling 10 cents per share in the 2006 financial year, with 5 cents per share to be paid at each of the half year and full year dividend dates. Dividends will be fully imputed.

FORWARD-LOOKING STATEMENTS

This Management Commentary contains forward-looking statements. The words “believe”, “expect”, “will”, “estimate”, “project”, “forecast”, “should”, “anticipate”, “intend” and similar expressions may identify forward-looking statements. Such forward-looking statements are based on the beliefs of the Company’s management as well as on assumptions made by and information currently available to the Company at the time such statements were made. Actual results could differ materially from those projected in the forward-looking statements as a result of the matters discussed herein and certain economic and business factors, some of which may be beyond the control of the Company. Such factors include, but are not limited to, competition in the New Zealand and Australian telecommunications markets, the outcome of pending litigation, the effect of current or future government regulation, technological change in the telecommunications industry, and the state of the New Zealand and Australian economies.

NZ OPERATIONS

NZ OPERATIONS

Within its integrated NZ Operations, Telecom provides fixed line and value added services for voice and data communications, wireless services for voice and data communications, calling and managed data network services between New Zealand, Australia and the rest of the world, internet access and online services, IT services and directories publishing.

The results for NZ Operations are set out in the table below.

	Year ended 30 June			Quarter ended 30 June
	2005 $m	2004 $m	Change %	2005 $m	2004 $m	Change %
Operating revenues
Local Service	1,062	1,073	(1.0)	264	267	(1.1)
Calling	898	974	(7.8)	221	229	(3.5)
Interconnection	164	142	15.5	43	36	19.4
Mobile	709	612	15.8	185	157	17.8
Data	588	516	14.0	161	138	16.7
Internet	131	136	(3.7)	32	35	(8.6)
Solutions	321	54	494.4	102	19	436.8
Directories	229	221	3.6	41	39	5.1
Other operating revenue	131	135	(3.0)	30	41	(26.8)
Internal revenue	65	79	(17.7)	9	32	(71.9)

	4,298	3,942	9.0	1,088	993	9.6

Operations and support expenses
Labour	503	376	33.8	131	99	32.3
Cost of sales	915	660	38.6	244	165	47.9
Other operating expenses	673	638	5.5	173	159	8.8
Internal expenses	20	29	(31.0)	4	10	(60.0)

	2,111	1,703	24.0	552	433	27.5

EBITDA	2,187	2,239	(2.3)	536	560	(4.3)
Depreciation	526	577	(8.8)	136	140	(2.9)
Amortisation	9	9	—	2	2	—

Earnings from operations	1,652	1,653	(0.1)	398	418	(4.8)

Earnings from operations decreased by $1 million (0.1%) for 2005 and $20 million (4.8%) for Q4 2004-05 compared to the corresponding periods in the prior year.

Operating revenues increased by $356 million (9.0%) for 2005 and $95 million (9.6%) for Q4 2004-05, with increased mobile, data, solutions and interconnection revenues being partly offset by declines in local service, calling, other operating and internal revenues.

Included in the solutions revenue growth of $267 million (494.4%) for 2005 and $83 million (436.8%) for Q4 2004-05 is revenue from the acquisitions of Gen-i (effective from 1 July 2004) and Computerland (effective from 1 September 2004) of $240 million for 2005 and $73 million for Q4 2004-05. Excluding the Gen-i and Computerland revenue, underlying solutions revenue grew by $27 million (50.0%) for 2005 and $10 million (52.6%) for Q4 2004-05 due to the growth in the existing IT Services business. Data growth of 14.0% for 2005 and 16.7% in Q4 2004-05 was due to continued uptake of broadband.

NZ OPERATIONS

The increase in mobile revenue was due to growth in the connection base, combined with strong growth in mobile data. Interconnection revenue growth was substantially due to increased mobile data volumes.

The decrease in calling revenue is consistent with the trend experienced in previous quarters and reflects the impact of substitution and competitive pressure reducing national and international calling revenue. The decrease in local service revenue was due largely to a decline in call volumes.

Operations and support expenses increased by $408 million (24.0%) for 2005 and $119 million (27.5%) for Q4 2004-05 compared to the corresponding periods in the prior year. Included in this increase were expenses from the recently acquired Gen-i and Computerland businesses of $233 million for 2005 and $69 million for Q4 2004-05. Excluding the Gen-i and Computerland expenses, underlying operating and support expenses grew by $175 million (10.3%) for 2005 and $50 million (11.5%) for Q4 2004-05. In addition to the Gen-i and Computerland expenses, NZ operations experienced labour cost growth due to a combination of increased resources in key strategic and customer-focussed areas and salary increases. Cost of sales growth was principally due to growth in mobile cost of sales, which was driven by higher customer acquisition costs and higher mobile interconnection costs resulting from increased data volumes.

Depreciation expense decreased by $51 million (8.8%) for 2005 and $4 million (2.9%) for Q4 2004-05 principally due to the $110 million impairment charge recognised on the TDMA mobile network in Q4 2003-04 and a lower asset base.

Further analysis of the NZ Operations result follows.

NZ OPERATIONS

Local Service Revenue

Local service revenue has decreased by $11 million (1.0%) for 2005 and $3 million (1.1%) for Q4 2004-05 compared to the corresponding periods in the prior year. This decrease is due to a decline in local call revenues of $15 million (15.2%) for 2005 and $2 million (8.7%) for Q4 2004-05. The decline is due largely to businesses migrating from dial-up internet access to broadband (with a corresponding shift in revenue from local service to data) and declining call volumes as a result of competitive pressure. The declining local call revenues were partly offset for the year by increasing access revenues resulting from the CPI increase on residential access lines in February 2004. No CPI increase was applied to access revenues in 2005.

	Year ended 30 June			Quarter ended 30 June
	2005	2004	Change %	2005	2004	Change %
Business & residential access
Revenue ($m)	905	900	0.6	225	226	(0.4)
Access lines
Residential:
Retail (000s)	1,360	1,425	(4.6)
Wholesale (000s)	57	—	NM

Total Residential (000s)	1,417	1,425	(0.6)
Business Lines:
Retail (000s)	256	271	(5.5)
Wholesale (000s)	49	33	48.5

Total Business (000s)	305	304	0.3
Centrex lines (000s)	68	72	(5.6)

Local calls*
Revenue ($m)	84	99	(15.2)	21	23	(8.7)
Call minutes (m)	2,577	2,975	(13.4)	612	715	(14.4)

Smartphone, messaging and call track
Revenue ($m)	73	74	(1.4)	18	18	—

Total Local Service Revenue	1,062	1,073	(1.0)	264	267	(1.1)

Retail Local Service ($m)	1,016	1,051	(3.3)	248	260	(4.6)
Wholesale Local Service ($m)	46	22	109.1	16	7	128.6

	1,062	1,073	(1.0)	264	267	(1.1)

*	Includes business local calls, residential calls under 20 cents local calling option and Centrex and VPN local calls

NM: Not a Meaningful Comparison

NZ OPERATIONS

Calling Revenue

Calling revenue is broken down as follows:

	Year ended 30 June			Quarter ended 30 June
	2005 $m	2004 $m	Change %	2005 $m	2004 $m	Change %
Calling revenue
National	623	657	(5.2)	152	155	(1.9)
International	232	269	(13.8)	57	62	(8.1)
Other	43	48	(10.4)	12	12	—

	898	974	(7.8)	221	229	(3.5)

National Calling Revenue

	Year ended 30 June			Quarter ended 30 June
	2005	2004	Change %	2005	2004	Change %
National calls
Revenue ($m)	217	249	(12.9)	53	57	(7.0)
Call minutes (m)	1,941	2,038	(4.8)	513	486	5.6
Average price (cents)	11.2	12.2	(8.2)	10.3	11.7	(12.0)

Calls to mobile networks
Revenue ($m)	298	295	1.0	74	71	4.2
Call minutes (m)	720	684	5.3	182	170	7.1
Average price (cents)	41.4	43.1	(3.9)	40.7	41.8	(2.6)

National 0800
Revenue ($m)	98	101	(3.0)	23	24	(4.2)
Call minutes (m)	643	672	(4.3)	160	167	(4.2)
Average price (cents)	15.2	15.0	1.3	14.4	14.4	—

Operator services
Revenue ($m)	10	12	(16.7)	2	3	(33.3)

Total National Calling Revenue	623	657	(5.2)	152	155	(1.9)

Retail National Calling	600	631	(4.9)	146	149	(2.0)
Wholesale National Calling	23	26	(11.5)	6	6	—

	623	657	(5.2)	152	155	(1.9)

Total national calling revenue (including national calls, calls to mobile networks, and national 0800) decreased by $34 million (5.2%) for 2005 and $3 million (1.9%) for Q4 2004-05 compared to the corresponding periods in the prior year. Revenue from national calls decreased by 12.9% for 2005 and 7.0% for Q4 2004-05, due to a combination of lower call minutes and lower average prices. The decrease in call minutes for 2005 is partly due to email, internet and mobile substitution (including text messaging) from traditional voice calling and partly due to competitive pressure in retail and wholesale. The 7.0% decline in standard national call revenue in Q4 2004-05 was lower than the full year decline of 12.9%, with increased activity in the residential and business markets driving 5.6% higher call minute volumes and 12.0% lower average prices.

NZ OPERATIONS

Revenue from calls to mobile networks increased by $3 million (1.0%) for 2005 and $3 million (4.2%) for Q4 2004-05 compared to the corresponding periods in the prior year. As outlined in the table on the previous page, 2005 call minutes increased 5.3%, partly offset by a 3.9% decrease in average prices. The increase in Q4 2004-05 was driven by a 7.1% increase in call minutes, partly offset by 2.6% lower average prices. National 0800 revenue declined by $3 million (3.0%) for 2005. The decrease was driven by 4.3% lower volumes, partly offset by 1.3% higher average prices.

International Calling Revenue

International calling revenue for NZ Operations comprises outward calling revenue, where New Zealand customers make calls originating in New Zealand and terminating overseas; inwards calling revenue, where calls originated by overseas carriers terminate on Telecom’s networks; and transit calling revenue, where Telecom acts as an intermediary carrier of international calls originating and terminating on other carriers’ networks.

The breakdown of international calling revenue is shown in the table below.

	Year ended 30 June			Quarter ended 30 June
	2005 $m	2004 $m	Change %	2005 $m	2004 $m	Change %
International calling revenue
International outward	137	153	(10.5)	33	36	(8.3)
International inward	55	78	(29.5)	13	18	(27.8)
International transits	40	38	5.3	11	8	37.5

	232	269	(13.8)	57	62	(8.1)

International calling revenue decreased by $37 million (13.8%) for 2005 and $5 million (8.1%) for Q4 2004-05 compared to the corresponding periods in the prior year. An analysis of volumes and average price is shown in the following table.

NZ OPERATIONS

	Year ended 30 June			Quarter ended 30 June
	2005	2004	Change %	2005	2004	Change %
Outwards calls
Revenue ($m)	137	153	(10.5)	33	36	(8.3)
Call minutes (m)	574	571	0.5	149	134	11.2
Average price (cents)	23.9	26.8	(10.8)	22.1	26.9	(17.8)

Retail Outward Calls ($m)	126	141	(10.6)	30	33	(9.1)
Wholesale Outward Calls ($m)	11	12	(8.3)	3	3	—

	137	153	(10.5)	33	36	(8.3)

Inwards calls
Revenue ($m)	55	78	(29.5)	13	18	(27.8)
Call minutes (m)	956	905	5.6	257	205	25.4
Average price (cents)	5.8	8.6	(32.6)	5.1	8.8	(42.0)

Transit call margin
Revenue ($m)	40	38	5.3	11	8	37.5
Call minutes (m)	1,867	1,571	18.8	535	428	25.0
Average price (cents)	2.1	2.4	(12.5)	2.1	1.9	10.5

Outwards calling revenue decreased by $16 million (10.5%) for 2005 and $3 million (8.3%) for Q4 2004-05 compared to the corresponding periods in the prior year, driven primarily by lower average prices due largely to the impact of competition.

Inwards calling revenue decreased by $23 million (29.5%) for 2005 and $5 million (27.8%) for Q4 2004-05, driven primarily by lower average prices. The decrease in average price was largely due to an appreciation in the average NZD:USD exchange rate, and a change in mix with a reduced proportion of higher rate mobile termination. The average exchange rate for the year ended 30 June 2005 was 11% higher and 14% higher for Q4 2004-05 than in the prior corresponding periods. While reducing revenue, the stronger NZD also results in a reduction in outpayment costs (see “Cost of Sales”).

The net external margin from transit traffic increased by $2 million (5.3%) for 2005, and increased by $3 million (37.5%) for Q4 2004-05. Strong growth in volumes, particularly in Q4 2004-05, more than offset a decline in average prices resulting from the stronger New Zealand dollar and the impact of competition.

Interconnection Revenue

	Year ended 30 June			Quarter ended 30 June
	2005 $m	2004 $m	Change %	2005 $m	2004 $m	Change %
Interconnection
PSTN interconnection	73	68	7.4	18	16	12.5
Mobile interconnection	91	74	23.0	25	20	25.0

	164	142	15.5	43	36	19.4

Interconnection revenue increased by $22 million (15.5%) for 2005 and $7 million (19.4%) for Q4 2004-05 compared to the corresponding periods in the prior year. The increase for both the full year and Q4 2004-05 is principally due to mobile interconnection revenue reflecting growth in text messaging activity - refer to the “Mobile Revenue” section below.

NZ OPERATIONS

Mobile Revenue

	Year ended 30 June			Quarter ended 30 June
	2005	2004	Change %	2005	2004	Change %
Mobile revenue ($m)
Voice revenue	513	489	4.9	130	123	5.7
Data revenue	112	51	119.6	35	15	133.3

Mobile voice and data	625	540	15.7	165	138	19.6
Other mobile	84	72	16.7	20	19	5.3

Total mobile	709	612	15.8	185	157	17.8

Call minutes (m)	1,248	1,144	9.1	320	286	11.9

Average Revenue Per User (“ARPU”)
ARPU - $ per month
Postpaid	73.1	74.2	(1.5)	71.7	72.4	(1.0)
Prepaid	10.3	7.2	43.1	11.0	7.6	44.7
Total	36.1	34.7	4.0	35.3	34.1	3.5

Voice	29.6	31.4	(5.7)	27.7	30.3	(8.6)
Data	6.5	3.3	97.0	7.6	3.8	100.0

CDMA	55.9	66.5	(15.9)	48.4	59.0	(18.0)
TDMA	10.8	15.1	(28.5)	7.2	12.3	(41.5)

Total ARPU including interconnection	50.6	49.8	1.6	49.1	48.2	1.9

Mobile voice and data revenue increased by $85 million (15.7%) for 2005 and $27 million (19.6%) for Q4 2004-05 compared to the corresponding periods in the prior year. This increase reflected growth in data revenues through higher data volumes. Voice revenues have increased as a result of a higher connection base. Call minutes for 2005 increased 9.1% and for Q4 2004-05 increased 11.9% compared to the corresponding periods in the prior year, primarily due to growth in the connection base.

Other mobile revenue increased by $12 million (16.7%) for 2005 and $1 million (5.3%) for Q4 2004-05 compared to the corresponding periods in the prior year due to increased sales following the relocation and refurbishment of Telecom Retail outlets and strong handset sales revenues. This increase was despite a reduction in the number of Telecom Retail outlets following the sale of 15 stores in Q1 2004-05.

Mobile revenue excludes any revenue from terminating calls and text messaging from competitors’ networks, which is included in interconnection revenue.

Total ARPU (excluding interconnection) for 2005 grew 4.0% and for Q4 2004-05 grew 3.5% compared to the prior corresponding periods due to data revenue growth following increased data volumes. Postpaid ARPU’s decreased 1.5% and 1.0% while prepaid ARPU’s increased by 43.1% and 44.7% for 2005 and Q4 2004-05 respectively. Postpaid ARPU’s have decreased due to the dilution impact of the integrated call plan offering that has a zero access fee element, which is popular with customers that would have previously connected as prepaid. CDMA ARPU’s have decreased due to an increasing proportion of prepaid connections in the CDMA base.

Revenue from CDMA connections now comprises approximately 93.5% of total Q4 2004-05 mobile revenues.

NZ OPERATIONS

Total ARPU including interconnection increased by 1.6% for 2005 and 1.9% for Q4 2004-05 compared to the prior corresponding periods (interconnection includes notional revenue for PSTN calls to Telecom mobile networks based on market rates).

	30 June 2005			30 June 2004
	Postpaid	Prepaid	Total	Postpaid	Prepaid	Total
Mobile connections at period end (000s)
CDMA
CDMA One	25	105	130	97	100	197
IXRTT	532	455	987	310	155	465

Total CDMA connections	557	560	1,117	407	255	662
Three month active base (%)	100%	97%	98%	100%	95%	98%

TDMA
Analogue	29	211	240	41	301	342
Digital	53	185	238	107	236	343

Total TDMA connections	82	396	478	148	537	685
Three month active base (%)	100%	82%	85%	100%	78%	83%

Internal connections (CDMA)	6	—	6	5	—	5

Total Connections	645	956	1,601	560	792	1,352

Total connections of 1,601,000 at 30 June 2005 grew by 249,000 (18.4%) over the twelve month period from 1,352,000 at 30 June 2004 and by 74,000 (4.8%) from 1,527,000 at 31 March 2005. Of the 30 June 2005 total connection base, 40.3% were postpaid connections, while 59.7% were prepaid connections.

Telecom had approximately 1,123,000 CDMA connections (including internal connections) at 30 June 2005, comprising 70.1% of total connections. CDMA external connections have increased by 455,000 (68.7%) over the 12 month period from 662,000 at 30 June 2004, with CDMA postpaid external connections increasing by 150,000 and CDMA prepaid connections by 305,000. CDMA external connections increased by 108,000 (10.7%) over the current quarter from 1,009,000 at 31 March 2005. Of the total CDMA connection base at 30 June 2005, 50.1% were postpaid connections and 49.9% were prepaid connections.

NZ OPERATIONS

Data Revenue

Data revenue increased by $72 million (14.0%) for 2005 and $23 million (16.7%) for Q4 2004-05 compared to the corresponding periods in the prior year. A breakdown of the key components of data revenue is provided in the following table:

	Year ended 30 June			Quarter ended 30 June
	2005 $m	2004 $m	Change %	2005 $m	2004 $m	Change %
Data revenue
Broadband	152	94	61.7	48	28	71.4
Managed IP Data Services
Lanlink	93	85	9.4	25	23	8.7
Private office and high speed data	36	23	56.5	10	7	42.9
Other IP Data	7	4	75.0	2	1	100.0

	136	112	21.4	37	31	19.4

Traditional Data Services:
Frame relay	30	30	—	7	8	(12.5)
Digital Data Services	68	78	(12.8)	17	20	(15.0)
ISDN	99	96	3.1	25	24	4.2
Leased data services	59	59	—	14	14	—
IP Net / Netgate	8	11	(27.3)	2	3	(33.3)
Miscellaneous data	36	36	—	11	10	10.0

	300	310	(3.2)	76	79	(3.8)

Total data revenue	588	516	14.0	161	138	16.7

Retail data	495	431	14.8	133	116	14.7
Wholesale data	93	85	9.4	28	22	27.3

	588	516	14.0	161	138	16.7

Broadband Connections (000s)
Residential	213	82	159.8
Business	54	38	42.1

	267	120	122.5

Retail	207	84	146.4
Resale and Wholesale	60	36	66.7

	267	120	122.5

Data revenue growth for both 2005 and Q4 2004-05 has been driven by increased broadband revenue and managed IP data services, while revenue from traditional data services has declined.

Broadband revenue increased by $58 million (61.7%) for 2005 and $20 million (71.4%) for Q4 2004-05 compared to the corresponding periods in the prior year, driven by the continued uptake of Telecom’s broadband service. Total broadband connections of approximately 267,000 at 30 June 2005 increased by 147,000 (122.5%) from 30 June 2004 with 37,000 of this increase occurring in Q4 2004-05. Connections at 30 June included approximately 7,000 on lower speed plans (i.e. less than 256 kilobits per second), a decrease of approximately 22,000 from 30 June 2004. These lower speed connections are being progressively migrated to high speed plans (256 kilobits per second or greater). Excluding these lower speed plans, Telecom had 260,000 broadband connections at 30 June 2005 compared with 90,000 at 30 June 2004, an increase of 170,000.

NZ OPERATIONS

Managed IP data services revenue increased by $24 million (21.4%) for 2005 and $6 million (19.4%) for Q4 2004-05 compared to the corresponding periods in the prior year. Lanlink growth of $8 million for 2005 and $2 million for Q4 2004-05 was due to a combination of increased circuits, installations and revenue from managing traffic on behalf of Lanlink customers. Private office, high speed data and other IP data growth of $16 million for 2005 and $4 million for Q4 2004-05 reflects growth in private office connectivity and increased management of customers’ private office networks.

Traditional data services revenue declined by $10 million (3.2%) for 2005 and $3 million (3.8%) for Q4 2004-05 compared to the corresponding periods in the prior year. The decrease is largely due to product substitution as customers migrate to broadband and Managed IP data services.

Telecom’s retail data revenue (revenue from sales to end users of services) grew by $64 million (14.8%) for 2005 and $17 million (14.7%) for Q4 2004-05 due to revenue growth in broadband, Lanlink, Private Office, and ISDN products. Wholesale data revenue grew by $8 million (9.4%) for 2005 and $6 million (27.3%) for Q4 2004-05 due to revenue growth in broadband and Unbundled Bitstream Service.

Internet Revenue

	Year ended 30 June			Quarter ended 30 June
	2005	2004	Change %	2005	2004	Change %
Internet revenue
Internet revenue ($m)	131	136	(3.7)	32	35	(8.6)
Active dial-up customers at period end (000s)	374	436	(14.2)
Total dial-up hours (m)	130.2	173.9	(25.1)	27.8	42.2	(34.1)
Average hours per active customer per month	26.8	33.3	(19.5)	24.2	32.1	(24.7)

Internet revenue decreased $5 million (3.7%) for 2005 and $3 million (8.6%) for Q4 2004-05. A decline in dial-up revenues has been partly offset by an increase in Xtra broadband ISP charges which are recorded within internet revenues resulting from customers migrating to broadband products.

Solutions Revenue

Solutions revenue is derived from providing services that meet customers’ integrated communication and technology needs. This includes provision of network based application services, management of customers’ information, communication and technology services and integration of these services. Solutions revenue increased by $267 million for 2005 and $83 million for Q4 2004-05 compared to the corresponding periods in the prior year. Included in the revenue growth were $240 million for 2005 and $73 million for Q4 2004-05 resulting from the acquisitions of Gen-i (effective from 1 July 2004) and Computerland (effective from 1 September 2004). Excluding these acquisitions, Solutions revenue grew $27 million (50.0%) for 2005 and $10 million (52.6%) for Q4 2004-05 due to growth in the existing ICT business.

Directories Revenue

Directories revenue of $229 million increased by $8 million (3.6%) for 2005 and $2 million (5.1%) for Q4 2004-05 compared to the corresponding periods in the prior year. Growth for 2005 and Q4 2004-05 was driven by both price and volume increases.

NZ OPERATIONS

Other Operating Revenue

	Year ended 30 June			Quarter ended 30 June
	2005 $m	2004 $m	Change %	2005 $m	2004 $m	Change %
Other operating revenue
Equipment sales	39	45	(13.3)	9	11	(18.2)
Other International	29	31	(6.5)	7	7	—
TSO revenue	15	20	(25.0)	3	5	(40.0)
Probe revenue	20	11	81.8	4	11	(63.6)
Other miscellaneous revenue	28	28	—	7	7	—

	131	135	(3.0)	30	41	(26.8)

NM: Not a Meaningful Comparison

Other operating revenue decreased by $4 million (3.0%) for 2005 due to lower equipment sales and lower TSO revenue, partly offset by higher project Probe revenue (representing a contribution from the Government towards the regional broadband extension programme). Other operating revenue decreased by $11 million for Q4 2004-05 due to lower equipment sales, TSO revenue and Probe revenues.

Internal Revenue

Internal revenue decreased by $14 million (17.7%) for 2005 and $23 million (71.9%) for Q4 2004-05 compared to the corresponding periods in the prior year. The 2005 decline was largely due to lower internal trans-Tasman solutions revenue partly offset by higher outbound calling revenues for traffic terminated on behalf of the Australian operations.

Operations and Support Expenses

Labour

	Year ended 30 June			Quarter ended 30 June
	2005 $m	2004 $m	Change %	2005 $m	2004 $m	Change %
Labour ($m)	503	376	33.8	131	99	32.3

Personnel numbers
Total staff at 30 June	6,236	4,797	30.0

Labour expense increased by $127 million (33.8%) for 2005 and $32 million (32.3%) for Q4 2004-05 compared to the corresponding periods in the prior year. Included within this increase was labour expense of the recently acquired Gen-i and Computerland businesses of $90 million for the year and $26 million for the current quarter respectively. Excluding Gen-i and Computerland, total labour costs increased by $37 million (9.8%) for 2005 and $6 million (6.1%) for Q4 2004-05, due to additional resources focused on key customer related areas, further investment in the IT services business and salary increases in line with market movements.

Personnel numbers of 6,236 at 30 June 2005 increased by 1,439 compared to 30 June 2004, with the acquisition of Gen-i and Computerland adding 904 staff at the time of their respective purchases. The remaining increase in personnel numbers results from a combination of bringing in-house the previously outsourced broadband helpdesk in Q4 2004-05, a move to build internal capability to support the IT capital programme, and increased resources to support strategic initiatives (including additional call centre support and frontline sales).

NZ OPERATIONS

Cost of sales

	Year ended 30 June			Quarter ended 30 June
	2005 $m	2004 $m	Change %	2005 $m	2004 $m	Change %
Cost of sales
Mobile acquisitions, upgrades and dealer commissions	241	155	55.5	64	39	64.1
Land to mobile, mobile to 0800 interconnection	118	117	0.9	29	26	11.5
Mobile interconnection	107	91	17.6	29	23	26.1
International interconnection	17	21	(19.0)	4	5	(20.0)
International cost of sales	147	154	(4.5)	36	39	(7.7)
Solutions	159	20	NM	54	7	NM
Data, equipment, directories & other	126	102	23.5	28	26	7.7

	915	660	38.6	244	165	47.9

Cost of sales increased by $255 million (38.6%) for 2005 and $79 million (47.9%) for Q4 2004-05 compared to the corresponding periods in the prior year. Included within this increase is cost of sales associated with solutions revenue derived from the recently acquired Gen-i and Computerland businesses of $125 million for 2005 and $38 million for Q4 2004-05. Excluding Gen-i and Computerland, total cost of sales increased by $130 million (19.7%) for 2005 and $41 million (24.8%) for Q4 2004-05, with the increase predominantly in mobile acquisitions, upgrades and dealer commissions, data, equipment, directories and other and mobile interconnection.

Mobile acquisitions, upgrades and commissions increased by $86 million (55.5%) for 2005 and $25 million (64.1%) for Q4 2004-05 compared to the corresponding periods in the prior year, driven by growth in connections. Mobile interconnection costs increased for 2005 due to increased data volumes. International interconnection decreased by $4 million (19.0%) for 2005 and $1 million (20.0%) for Q4 2004-05 due to a combination of a reduced interconnect rate and minute volumes compared to the corresponding periods in the prior year. International cost of sales decreased by $7 million (4.5%) for 2005 and $3 million (7.7%) for Q4 2004-05 largely due to an appreciation in the NZD:USD exchange rate (see International inwards calling revenue section).

Data, equipment, directories and other costs increased by $24 million (23.5%) for 2005 and $2 million (7.7%) for Q4 2004-05 largely due to increased costs associated with data revenue (as a result of growth in broadband connections) and other miscellaneous cost of sales related to revenue growth.

NZ OPERATIONS

Other operating expenses

	Year ended 30 June			Quarter ended 30 June
	2005 $m	2004 $m	Change %	2005 $m	2004 $m	Change %
Other operating expenses
Direct costs
Direct contractor costs	133	144	(7.6)	34	35	(2.9)
International cable maintenance and restoration	13	13	—	4	2	100.0
Support contracts and other direct costs	97	90	7.8	23	24	(4.2)

Total direct costs	243	247	(1.6)	61	61	—

Computer costs	132	129	2.3	35	33	6.1
Advertising, promotions and communications	88	75	17.3	25	17	47.1
Accommodation costs	74	65	13.8	20	17	17.6
Outsourcing	30	28	7.1	7	7	—
Travel	17	14	21.4	4	5	(20.0)
Bad Debts	19	17	11.8	4	5	(20.0)
Other	70	63	11.1	17	14	21.4

	673	638	5.5	173	159	8.8

Other operating expenses increased by $35 million (5.5%) for 2005 and $14 million (8.8%) for Q4 2004-05 compared to the corresponding periods in the prior year. Included within this increase were other operating expenses associated with the Gen-i and Computerland businesses of $17 million for 2005 and $4 million for Q4 2004-05. Excluding Gen-i and Computerland, other operating expenses increased $18 million (2.8%) for 2005 and $10 million (6.3%) for Q4 2004-05.

Direct costs decreased by $4 million (1.6%) for 2005 and were stable in Q4 2004-05 with savings generated from the rationalisation of maintenance and provisioning contracts partly offset by increased provisioning costs associated with higher broadband connections.

Advertising, promotions and communications costs increased $13 million (17.3%) for 2005 and $8 million (47.1%) for Q4 2004-05 as a result of significant promotional activity, predominantly in the mobile and broadband product areas. Accommodation costs increased by $9 million (13.8%) for 2005 and $3 million (17.6%) for Q4 2004-05 largely due to the Gen-i and Computerland acquisitions.

Internal Expenses

Internal expenses decreased by $9 million (31.0%) for 2005 and $6 million (60.0%) for Q4 2004-05 compared to the corresponding periods in the prior year, with Q4 2003-04 containing high internal costs associated with internal trans–Tasman Solutions revenues.

NZ OPERATIONS

Depreciation and amortisation

	Year ended 30 June			Quarter ended 30 June
	2005 $m	2004 $m	Change %	2005 $m	2004 $m	Change %
Depreciation and amortisation
Depreciation
Wired	376	377	(0.3)	98	94	4.3
Wireless	86	132	(34.8)	22	29	(24.1)
International	64	68	(5.9)	16	17	(5.9)

	526	577	(8.8)	136	140	(2.9)

Amortisation	9	9	—	2	2	—

	535	586	(8.7)	138	142	(2.8)

Depreciation and amortisation decreased by $51 million (8.7%) for 2005 and $4 million (2.8%) for Q4 2004-05 compared to the corresponding periods in the prior year. The decline in the Wireless business depreciation of $46 million for 2005 and $7 million for Q4 2004-05 is due largely to the impairment on the TDMA mobile network recorded in Q4 2003-04.

The decrease in International depreciation of $4 million for 2005 is primarily due to a reduction in the amount of accelerated depreciation on international cables - the corresponding prior period included an allowance for accelerated depreciation due to the earlier than previously estimated closure of a number of smaller cables. This decrease was partly offset by an increase in depreciation on recently acquired Southern Cross capacity.

AUSTRALIAN OPERATIONS

AUSTRALIAN OPERATIONS

Two reporting business units together constitute Australian Operations. These are Australian Consumer and Australian Business.

The consolidated results for Australian Operations are set out in the tables below.

Australian Operations in New Zealand dollars

	Year ended 30 June			Quarter ended 30 June
	2005 $m	2004 $m	Change %	2005 $m	2004 $m	Change %
Operating revenues
Local Service	39	47	(17.0)	9	11	(18.2)
Calling	450	481	(6.4)	108	123	(12.2)
Mobile	132	202	(34.7)	27	47	(42.6)
Interconnection	43	51	(15.7)	12	11	9.1
Data	189	206	(8.3)	45	55	(18.2)
Internet	92	93	(1.1)	24	23	4.3
Resale	337	317	6.3	85	85	—
Other operating revenue	80	90	(11.1)	21	33	(36.4)
Internal revenue	17	20	(15.0)	3	5	(40.0)

	1,379	1,507	(8.5)	334	393	(15.0)

Operating expenses
Labour	189	175	8.0	49	47	4.3
Cost of sales	746	820	(9.0)	185	190	(2.6)
Other operating expenses	217	245	(11.4)	46	58	(20.7)
Internal expenses	66	76	(13.2)	12	29	(58.6)

	1,218	1,316	(7.4)	292	324	(9.9)

EBITDA	161	191	(15.7)	42	69	(39.1)
Depreciation	156	165	(5.5)	41	45	(8.9)
Amortisation	4	5	(20.0)	2	1	100.0

Earnings/(loss) from operations	1	21	(95.2)	(1)	23	(104.3)

Business Unit Contribution
Australian Consumer	152	146	4.1	36	44	(18.2)
Australian Business	234	247	(5.3)	57	71	(19.7)
Support Functions	(225)	(202)	11.4	(51)	(46)	10.9

EBITDA	161	191	(15.7)	42	69	(39.1)

Reported New Zealand Dollar (“NZD”) results for Australian Operations are impacted by movements in exchange rates. As a result of a strengthening NZD, revenue reduced by approximately $70 million for 2005 and approximately $22 million for Q4 2004-05, while EBITDA reduced by approximately $10 million for 2005 and approximately $5 million for Q4 2004-05. The average exchange rate increased 4.8% for 2005 and 6.3% for Q4 2004-05 compared to the corresponding periods in the prior year.

AUSTRALIAN OPERATIONS

Australian Operations in Australian dollars

	Year ended 30 June			Quarter ended 30 June
	2005 A$m	2004 A$m	Change %	2005 A$m	2004 A$m	Change %
Operating revenues
Local Service	36	41	(12.2)	9	10	(10.0)
Calling	414	423	(2.1)	100	107	(6.5)
Mobile	123	177	(30.5)	25	40	(37.5)
Interconnection	40	45	(11.1)	11	10	10.0
Data	175	181	(3.3)	42	47	(10.6)
Internet	84	81	3.7	22	20	10.0
Resale	310	278	11.5	78	74	5.4
Other operating revenue	75	80	(6.3)	20	30	(33.3)
Internal revenue	15	18	(16.7)	3	5	(40.0)

	1,272	1,324	(3.9)	310	343	(9.6)

Operating expenses
Labour	174	153	13.7	45	40	12.5
Cost of sales	687	721	(4.7)	172	165	4.2
Other operating expenses	200	214	(6.5)	41	51	(19.6)
Internal expenses	61	67	(9.0)	11	27	(59.3)

	1,122	1,155	(2.9)	269	283	(4.9)

EBITDA	150	169	(11.2)	41	60	(31.7)

Depreciation	143	146	(2.1)	38	39	(2.6)
Amortisation	4	4	—	1	1	—

Earnings/(loss) from operations	3	19	(84.2)	2	20	(90.0)

Business Unit Contribution
Australian Consumer	141	128	10.2	33	36	(8.3)
Australian Business	217	220	(1.4)	54	68	(20.6)
Support Functions	(208)	(179)	16.2	(46)	(44)	4.5

EBITDA	150	169	(11.2)	41	60	(31.7)

An analysis of Australian Operations results by business units follows. All amounts throughout the Australian Consumer and Australian Business commentary are stated in Australian dollars.

Australian Operations have continued to operate in an intensely competitive market, especially in the corporate and large business sectors. As announced in Q3 2004-05, AAPT confirmed its focus on the SME and mass-market segments with an acceleration of investment in product development, indirect channels, telesales capability, and business support and operating support systems. In Q4 2004-05 operating expenditure of $10 million and capital investment of $11 million has been made as part of these ongoing strategic initiatives.

Australian Operations continue to be cash flow positive, generating over $230 million of free cash flow over the last 2 years. After normalising for the strategic initiatives announced in Q3 2004-05 and other one-off items in 2005, cash generation was $20 million higher in 2005 than 2004. The improvement in 2005 cash flow has been driven by a tighter working capital management regime including improved debtor collections and tighter accounts payable processes.

AUSTRALIAN CONSUMER

AUSTRALIAN CONSUMER

The Australian Consumer unit includes the full range of fixed, internet, pay TV and mobile telecommunications services provided to residential and small business customers of AAPT.

Australian Consumer - Results of Operations

	Year ended 30 June			Quarter ended 30 June
	2005 A$m	2004 A$m	Change %	2005 A$m	2004 A$m	Change %
Operating revenues
Calling	205	207	(1.0)	48	49	(2.0)
Mobile	98	147	(33.3)	19	33	(42.4)
Data	3	2	50.0	1	1	—
Internet	17	10	70.0	5	2	150.0
Resale	277	242	14.5	69	65	6.2
Other operating revenue	1	—	NM	—	—	—

	601	608	(1.2)	142	150	(5.3)
Operating expenses
Labour	11	11	—	3	3	—
Cost of sales	376	384	(2.1)	90	90	—
Other operating expenses	66	77	(14.3)	15	19	(21.1)
Internal expenses	7	8	(12.5)	1	2	(50.0)

	460	480	(4.2)	109	114	(4.4)

Business Unit Contribution	141	128	10.2	33	36	(8.3)

NM = Not	a Meaningful Comparison

Overview of Results

Revenues decreased by $7 million (1.2%) for 2005 and $8 million (5.3%) for Q4 2004-05 compared to the corresponding periods in the prior year. The decrease was driven by mobile revenues declining due to the decision to move away from selling mobile as a stand-alone product and the transfer of the “No Plans” pre-paid customer base to Vodafone as part of the network services agreement renegotiation. Growth in revenue came from increased focus on bundled offerings centred on full service customers. Resale revenue also increased, driven by the continued growth in full service customers. Data and internet revenue grew, driven by the increase in customers and the trend to upgrade from dial-up to broadband. Calling revenue remained stable, as increased calling volume was offset by price decreases driven by capped offerings.

Business unit contribution increased by $13 million (10.2%) for 2005 and decreased by $3 million (8.3%) for Q4 2004-05 compared to the corresponding periods in the prior year. The increase in business unit contribution for 2005 was driven by operating cost savings and increased gross margin.

The fixed line customer base at 30 June 2005 of 438,000 decreased by 2.7% compared to the prior year. AAPT is now reporting on the “active” customers only, not the full customer base. An active customer is defined as a customer that has made a national, fixed to mobile, or international call within the last 3 months.

Full service customers increased by 17.0% to 88.1% of the fixed line base and bundled customers increased by 122.6% to 29.6% of the fixed line base compared to the prior year.

AUSTRALIAN CONSUMER

Calling Revenue

	Year ended 30 June			Quarter ended 30 June
	2005	2004	Change %	2005	2004	Change %
National calls
Revenue (A$m)	64	69	(7.2)	15	17	(11.8)
Call minutes (m)	792	721	9.8	193	181	6.6
Average price (A$ cents)	8.1	9.6	(15.6)	7.8	9.4	(17.0)

Calls to mobile networks
Revenue (A$m)	110	108	1.9	25	26	(3.8)
Call minutes (m)	283	266	6.4	67	65	3.1
Average price (A$ cents)	38.9	40.6	(4.2)	37.3	40.0	(6.8)

International calling revenue
Total International calling (A$m)	31	30	3.3	8	6	33.3
Call minutes (m)	156	152	2.6	37	34	8.8
Average price (A$ cents)	19.9	19.7	1.0	21.6	17.6	22.7

Total calling revenue (A$m)	205	207	(1.0)	48	49	(2.0)
Resale revenue (A$m)	277	242	14.5	69	65	6.2

Total calling and resale revenue (A$m)	482	449	7.3	117	114	2.6

Fixed line customer numbers (000s)	438	450	(2.7)
Average revenue per fixed line customer (A$ per month)	91.7	83.1	10.3	89.0	84.4	5.5

In total, calling and resale revenue of $482 million for 2005 and $117 million for Q4 2004-05 grew $33 million (7.3%) and $3 million (2.6%) respectively compared to the corresponding periods in the prior year. This was driven by the growth in full service customers. The volume of national calling and calls to mobile networks minutes grew for 2005 and Q4 2004-05 as a result of promotional activities and introduction of capped calling offers.

The fixed line customer base at 30 June 2005 fell by 2.7% compared to the prior year. Average revenue per fixed line customer increased 10.3% in 2005 and was 5.5% higher in Q4 2004-05, driven by the increase in full service customers. AAPT continues to target customers who are higher users of calling products as well as customers who use multiple services. 29.6% of fixed line customers now buy internet and/or mobile services in addition to fixed line offerings, up from 25.8% in March 2005, 21.2% in December 2004 and 17.5% in September 2004.

AUSTRALIAN CONSUMER

Mobile Revenue

	Year ended 30 June			Quarter ended 30 June
	2005	2004	Change %	2005	2004	Change %
Mobile revenue (A$m)	98	147	(33.3)	19	33	(42.4)

Call minutes (m)	122	179	(31.8)	26	37	(29.7)

Connections at period end (000s)
Postpaid	124	135	(8.1)
Prepaid	29	48	(39.6)

Total	153	183	(16.4)

ARPU (A$ per month)	53.4	66.9	(20.2)	41.4	60.1	(31.1)

Mobile revenue declined by $49 million (33.3%) in 2005 and $14 million (42.4%) in Q4 2004-05 compared to the corresponding periods in the prior year. This is due to a combination of the transfer of the “No Plans” pre-paid base to Vodafone in January 2004, a shift away from handset sales, a decline in subscribers, and a decline in the average ARPU. The “No Plans” offering was a resale product preceding AAPT Mobile’s own pre-paid offering. The resale agreement was a fixed term arrangement, with the customers transferring back to Vodafone at the end of the arrangement. Approximately 50,000 customers transferred to Vodafone in Q3 2003-04. These trends reflect the strategy of selling mobiles as part of a bundle only and not as stand-alone products.

Data Revenue

Data revenue increased $1 million (50.0%) for 2005 and was stable for Q4 2004-05 compared to the corresponding periods in the prior year. The year to date increase was driven by an increase in customer numbers.

Internet Revenue

Internet revenue increased $7 million (70.0%) for 2005 and $3 million (150.0%) for Q4 2004-05 compared to the corresponding periods in the prior year. This increase was the result of growth in dial-up, broadband and pay-TV customers, partly offset by price decreases driven by competitive activity in the sector. Customer numbers across these products grew from 53,000 at 30 June 2004 to 121,000 at 30 June 2005 (an increase of 128.6%).

AUSTRALIAN CONSUMER

Operating Expenses

Labour

	Year ended 30 June			Quarter ended 30 June
	2005	2004	Change %	2005	2004	Change %
Labour (A$m)	11	11	—	3	3	—
Personnel numbers
Total staff at 30 June	84	75	12.0

The labour expense remained in line with relatively stable personnel numbers.

Cost of sales

Cost of sales for 2005 decreased by $8 million (2.1%) and remained stable for Q4 2004-05 compared to the corresponding periods in the prior year. This decrease is primarily as a result of favourable supplier negotiations. Gross margin for 2005 improved by 1.6% compared to 2004. A gross margin decrease of 8.5% for Q4 2004-05 reflects the favourable settlement of a number of supplier negotiations and disputes in Q4 2003-04.

Other operating expenses

	Year ended 30 June			Quarter ended 30 June
	2005 A$m	2004 A$m	Change %	2005 A$m	2004 A$m	Change %
Other operating expenses
Dealer commissions	24	28	(14.3)	4	8	(50.0)
Advertising, promotions and communications	19	18	5.6	7	6	16.7
Bad debts	18	22	(18.2)	4	3	33.3
Other	5	9	(44.4)	—	2	NM

	66	77	(14.3)	15	19	(21.1)

NM = Not	a Meaningful Comparison

Other operating expenses decreased by $11 million (14.3%) for 2005 and $4 million (21.1%) for Q4 2004-05 compared to the corresponding periods in the prior year. Bad debt expense decreased in 2005 due to improved debtor management and collection performance. Lower dealer commissions were predominantly the result of the move away from selling mobiles as a stand-alone product.

AUSTRALIAN BUSINESS

AUSTRALIAN BUSINESS

The Australian Business unit includes the full range of telecommunications services (voice, data and IP) provided to AAPT’s business, corporate, government and wholesale customers. Also included are the telecommunications services provided by TCNZA to corporate customers.

Australian Business - Results of Operations

	Year ended 30 June			Quarter ended 30 June
	2005 A$m	2004 A$m	Change %	2005 A$m	2004 A$ m	Change %
Operating revenues
Local service	36	41	(12.2)	9	10	(10.0)
Calling	209	216	(3.2)	52	58	(10.3)
Mobile	25	30	(16.7)	6	7	(14.3)
Interconnection	40	45	(11.1)	11	10	10.0
Data	172	179	(3.9)	41	46	(10.9)
Internet	67	71	(5.6)	17	18	(5.6)
Resale	33	36	(8.3)	9	9	—
Other operating revenue	74	80	(7.5)	20	30	(33.3)
Internal revenue	15	19	(21.1)	3	6	(50.0)

	671	717	(6.4)	168	194	(13.4)

Operating expenses
Labour	51	54	(5.6)	13	12	8.3
Cost of sales	311	337	(7.7)	82	75	9.3
Other operating expenses	41	50	(18.0)	10	14	(28.6)
Internal expenses	51	56	(8.9)	9	25	(64.0)

	454	497	(8.7)	114	126	(9.5)

Business Unit Contribution	217	220	(1.4)	54	68	(20.6)

Overview of Results

Revenue declined by $46 million (6.4%) in 2005 and $26 million (13.4%) in Q4 2004-05 compared to the corresponding periods in the prior year. Year on year, volume growth across most targeted lines continues but is being offset by lower prices across all voice, data and internet products. For Q4 2004-05, calling volumes and revenue decreased, interconnect volumes and revenues were relatively stable while revenue in the remaining categories declined.

Business unit contribution decreased by $3 million (1.4%) in 2005 and $14 million (20.6%) in Q4 2004-05 compared to the corresponding periods in the prior year. This decrease was driven by lower prices partly offset by improved gross margin and operating cost savings.

AUSTRALIAN BUSINESS

Calling Revenue

	Year ended 30 June			Quarter ended 30 June
	2005	2004	Change %	2005	2004	Change %
National calls
Revenue (A$m)	62	71	(12.7)	15	16	(6.3)
Call minutes (m)	1,217	1,148	6.0	267	317	(15.8)
Average price (A$ cents)	5.1	6.2	(17.7)	5.6	5.0	12.0

Calls to mobile networks
Revenue (A$m)	90	93	(3.2)	23	23	—
Call minutes (m)	380	359	5.8	103	88	17.0
Average price (A$ cents)	23.7	25.9	(8.5)	22.3	26.1	(14.6)

International calling revenue
Revenue (A$m)	57	52	9.6	14	19	(26.3)
Call minutes (m)	620	482	28.6	167	158	5.7
Average price (A$ cents)	9.2	10.8	(14.8)	8.4	12.0	(30.0)

Total calling revenue (A$m)	209	216	(3.2)	52	58	(10.3)

Revenue from national calls decreased by $9 million (12.7%) in 2005 and $1 million (6.3%) for Q4 2004-05 compared to the corresponding periods in the prior year. National volumes decreased 15.8% in Q4 2004-05 with the loss of a high volume, low margin wholesale customer while revenues only declined $1 million due to a shift in the mix of national products towards higher priced traffic.

Revenue from calls to mobile networks in 2005 decreased compared to 2004 as volume growth was offset by price decreases.

International revenue increased $5 million (9.6%) in 2005 compared to the corresponding period in the prior year due to a significant increase in call minutes throughout 2005. This was a consequence of growth in wholesale business with calling card providers partly offset by price declines.

Interconnection Revenue

Interconnection revenue decreased by $5 million (11.1%) in 2005 compared to 2004 due to a short-term wholesale termination agreement in 2003-04 resulting in one-off revenue.

Data Revenue

Data revenue decreased $7 million (3.9%) in 2005 and $5 million (10.9%) in Q4 2004-05 compared to the corresponding periods in the prior year. Data revenue declined as a result of a loss in a service line sold to a large outsourcing account.

Internet Revenue

Internet revenue decreased $4 million (5.6%) in 2005 and $1 million (5.6%) in Q4 2004-05 compared to the corresponding periods in the prior year. IP revenue decreased slightly due to the loss of one large volume, low margin wholesale customer in Q3 2004-05 and continuing aggressive pricing in the market.

AUSTRALIAN BUSINESS

Resale Revenue

Resale revenue decreased $3 million (8.3%) in 2005 and was stable for Q4 2004-05 compared to the corresponding periods in the prior year. The decrease from 2004 is primarily due to losing a corporate account in Q1 2004-05.

Other Operating Revenue

Other operating revenue decreased by $6 million (7.5%) in 2005 and decreased by $10 million (33.3%) in Q4 2004-05 compared to the corresponding periods in the prior year. Q4 2003-04 included $11 million of project revenue from a large outsourcing account.

Operating Expenses

Labour

	Year ended 30 June			Quarter ended 30 June
	2005	2004	Change %	2005	2004	Change %
Labour (A$m)	51	54	(5.6)	13	12	8.3

Personnel numbers
Total staff at 30 June	412	291	41.6

Labour costs decreased by $3 million (5.6%) in 2005 and increased by $1 million (8.3%) in Q4 2004-05 compared to the corresponding periods in the prior year. The decrease in labour expense for 2005 was driven by a reduction in billable project work which had resulted in increased contractor costs in the prior year and a reduction in headcount during the first three quarters of the year. As part of the strategic initiatives announced to reposition the business in Q3 2004-05, the existing telesales centres were expanded and new outbound telesales centres were established resulting in an additional 121 personnel and driving the increase in labour costs for Q4 2004-05 compared to the prior corresponding quarter.

Cost of sales

Cost of sales decreased by $26 million (7.7%) in 2005 but increased by $7 million (9.3%) in Q4 2004-05 compared to the corresponding periods in the prior year. Gross margin increased, improving to 53.7% in 2005 compared to 52.9% in 2004. Gross margin decreased to 51.2% for Q4 2004-05 from 61.1% in Q4 2003-04. Q4 2003-04 cost of sales was impacted by the favourable settlement of a number of supplier negotiations.

AUSTRALIAN BUSINESS

Other operating expenses

	Year ended 30 June			Quarter ended 30 June
	2005 A$m	2004 A$m	Change %	2005 A$m	2004 A$m	Change %
Other operating expenses
Direct costs	21	31	(32.3)	5	12	(58.3)
Bad debts	3	6	(50.0)	—	1	NM
Accommodation and travel	2	1	NM	1	—	NM
Advertising, promotions and communications	6	4	50.0	1	1	—
Other	9	8	12.5	3	—	NM

	41	50	(18.0)	10	14	(28.6)

NM = Not a Meaningful Comparison

Other operating expenses decreased by $9 million (18.0%) in 2005 and $4 million (28.6%) for Q4 2004-05 compared to the corresponding periods in the prior year. Direct costs are driven partly by project revenue. As project revenue is down for the quarter these costs are correspondingly down. Bad debt expense improved by $3 million in 2005 and $1 million in Q4 2004-05 compared to the corresponding periods in the prior year. This is a reflection of the improved collection activity achieved this year. Advertising costs have increased in 2005 driven by increased marketing activities.

AUSTRALIAN BUSINESS

SUPPORT FUNCTIONS

Certain support business groups within Australian Operations provide services to both the Consumer and Business units. An analysis of support function costs is provided in the table below.

	Year ended 30 June			Quarter ended 30 June
	2005	2004	Change %	2005	2004	Change %
Labour (A$m)	112	88	27.3	29	25	16.0

Direct costs (A$m)	18	16	12.5	4	4	—
Other operating expenses (A$m)	75	71	5.6	12	14	(14.3)
Internal expenses (A$m)	3	4	(25.0)	1	1	—

Total other operating expenses (A$m)	96	91	5.5	17	19	(10.5)

Business Unit Contribution (A$m)	(208)	(179)	16.2	(46)	(44)	4.5

Personnel numbers
Total staff at 30 June	1,562	1,211	29.0

Labour

Labour costs increased by $24 million (27.3%) in 2005 and $4 million (16.0%) in Q4 2004-05 compared to the corresponding periods in the prior year. This increase is primarily driven by an increase in headcount of 351 (29.0%). The increases occurred in the contact centres, new telesales centres, managed services / provisioning and IT staff engaged in operational improvements.

In Q4 2004-05, a decision to increase the capacity of internal sales capability was made. The existing outbound telesales centres in Brisbane and Melbourne were expanded, resulting in an additional 42 personnel in the quarter. The increase in contact centres personnel relates to inbound capabilities for customer care and service.

Other operating expenses

Total other operating expenses increased by $5 million (5.5%) in 2005 and decreased $2 million (10.5%) in Q4 2004-05 compared to the corresponding periods in the prior year. The increase in 2005 is driven by increased debt recovery activity in Q3 2004-05 and increased consultancy spend in the first half of 2004-05.

AUSTRALIAN OPERATIONS

Depreciation and amortisation

	Year ended 30 June			Quarter ended 30 June
	2005 A$m	2004 A$m	Change %	2005 A$m	2004 A$m	Change %
Depreciation and amortisation
Depreciation	143	146	(2.1)	38	39	(2.6)
Amortisation	4	4	—	1	1	—

	147	150	(2.0)	39	40	(2.5)

Depreciation expense reduced by $3 million (2.1%) in 2005 and $1 million (2.6%) in Q4 2004-05 compared to the corresponding periods in the prior year. This reduction was a result of a small reduction in the asset base. In the second half of the year a review of the useful lives of assets was undertaken and the remaining lives of some asset categories were reduced, resulting in a higher charge this quarter than it otherwise would have been (this includes $1 million relating to assets associated with the closure of Consumer Mobile outlets).

CORPORATE AND OTHER

CORPORATE AND OTHER

The principal components of Corporate and Other are corporate and support costs and the amortisation of AAPT, Gen-i and Computerland goodwill. Any Group revenues not directly related to the operating segments are also included in Corporate and Other.

Corporate and Other

	Year ended 30 June			Quarter ended 30 June
	2005	2004	Change %	2005	2004	Change %
Revenue
Other operating revenue ($m)	10	10	—	3	1	200.0
Internal revenue ($m)	4	—	NM	4	—	NM

	14	10	40.0	7	1	600.0

Operating expenses
Labour ($m)	43	43	—	10	13	(23.1)
Computer costs ($m)	9	11	(18.2)	2	2	—
Advertising ($m)	4	6	(33.3)	2	3	(33.3)
Other operating costs ($m)	33	36	(8.3)	9	9	—

	89	96	(7.3)	23	27	(14.8)

Depreciation and amortisation
Depreciation ($m)	11	12	(8.3)	3	4	(25.0)
Amortisation of goodwill ($m)	62	55	12.7	15	14	7.1

	73	67	9.0	18	18	—

Personnel numbers
Total staff at 31 December	266	254	4.7

NM = Not	a Meaningful Comparison

Corporate revenue includes dividend income of $7 million for 2005 compared to dividend income of $5 million and a gain on sale of an international telecommunications investment of $3 million for 2004. Internal revenue of $4 million in 2005 relates to insurance premium recharges from Corporate to other business units.

Operating expenses decreased by $7 million (7.3%) for 2005 due to lower computer, advertising and other costs (principally consultants and insurance).

Amortisation expense has increased by $7 million (12.7%) for 2005 and $1 million (7.1%) for Q4 2004-05, primarily as a result of the commencement of amortisation of goodwill arising from the acquisitions of Gen-i and Computerland.

CAPITAL EXPENDITURE

	Year ended 30 June			Quarter ended 30 June
	2005 $m	2004 $m	Change %	2005 $m	2004 $m	Change %
NZ Wired
Growth	202	161	25.5	55	54	1.9
Upgrades and replacements	122	76	60.5	42	27	55.6
New Investment
Product development	10	16	(37.5)	3	5	(40.0)
New network capability	42	31	35.5	17	16	6.3
New IS capability	50	64	(21.9)	12	28	(57.1)

Total New Investment	102	111	(8.1)	32	49	(34.7)
Total NZ Wired	426	348	22.4	129	130	(0.8)
NZ Wireless	89	68	30.9	20	32	(37.5)
International	35	68	(48.5)	2	—	NM
Australian Operations	118	101	16.8	38	31	22.6
Corporate and Other	35	23	52.2	16	14	14.3

	703	608	15.6	205	207	(1.0)

NM = Not	a Meaningful Comparison

Total capital expenditure of $703 million increased by $95 million (15.6%) for 2005 and reduced by $2 million (1.0%) for Q4 2004-05. The 2005 increase in expenditure is across all business areas except International. The decrease for Q4 2004-05 compared to the corresponding prior period is due to more expenditure as a percentage of the total occurring in the last quarter in 2004 compared to the last quarter of 2005.

The NZ Wired investment for growth of $202 million increased by $41 million (25.5%) for 2005 and by $1 million (1.9%) for Q4 2004-05 compared to the corresponding prior periods. This increase is driven largely by increased demand for broadband services. Growth covers those capital costs directly associated with meeting demand for, and extending coverage of, existing products and services. This includes cabling new subdivisions and increasing capacity in existing areas, increasing capacity in exchanges for both voice and data products and increasing capacity on links between exchanges.

NZ Wired upgrades and replacements investment of $122 million increased by $46 million (60.5%) for 2005 and by $15 million (55.6%) for Q4 2004-05 compared to the corresponding prior periods. This increase is driven largely by planned increased activity, including the purchase rather than lease of data centre equipment and replacement of the Xtra email platform. Upgrades and replacements include capital expenditure not directly associated with meeting growth or development of new capabilities. Upgrades and replacements includes changes to network cables required for other utilities, meeting interconnect and regulatory requirements, upgrading street cables, providing seismic security and fire protection systems, upgrading power plant and air-conditioning systems, provision of business infrastructure such as office equipment, motor vehicles, mobile phones for staff use and Telecom’s own internal voice and data networks. Capital costs incurred by Telecom in acquiring and refreshing client networks included in managed ICT solutions are also included in this category.

NZ Wired investment in new capabilities of $102 million decreased by $9 million (8.1%) for 2005 and $17 million (34.7%) for Q4 2004-05 compared to the corresponding prior periods. The reduction in 2005 is due largely to a peak of IT infrastructure investment in Q4 2003-04 as major foundation capability across several systems was established. New investment involves the development of new products and the deployment of new capabilities into the network (such as Voice over IP capability) or IS systems (such as a new billing capability).

NZ Wireless investment of $89 million increased by $21 million (30.9%) for 2005 and reduced by $12 million for Q4 2004-05 compared to the prior comparative periods. The increase is due to the rollout of enhanced mobile CDMA developments and the build-out of the EV-DO 3G mobile network upgrade during the first three quarters of 2005. The decrease in Q4 2004-05 compared to the prior comparative period is due largely to significant coverage expansion during Q4 2003-04.

International investment of $35 million reduced by $33 million (48.5%) for 2005 and increased by $2 million for Q4 2004-05. This reduction reflects the purchase of Southern Cross Cable capacity in November 2003 and January 2004.

Reported NZD results for Australian Operations are impacted by movements in exchange rates. Capital expenditure for 2005 was reduced by $6 million as a result of a strengthening NZD, the year end exchange rate increasing 4.5% for 2005 compared to the previous corresponding period. Australian Operations investment for 2005 of $118 million increased by $17 million (16.8%) compared to 2004. Expenditure for 2005 continued to move away from networks towards ‘enabling’ infrastructure such as call centre functionality and IT platforms.

For the year ended 30 June 2006, Telecom currently expects total capital expenditure of approximately $750 million with the potential for this to increase by up to $25 million dependent on success rates in future large enterprise bids. Of the $750 million, approximately $470 million relates to NZ Wired, $90 million to NZ Wireless, $15 million to International, $140 million to Australian Operations and $35 million to Corporate and Other.

LIQUIDITY AND CAPITAL RESOURCES (CONSOLIDATED)

Telecom believes that its working capital is sufficient for its requirements. Telecom has adequate internal and external resources available, including borrowing capacity, to finance its operating requirements, anticipated capital expenditure, dividends and investments.

The net debt to net debt plus equity ratio was 59.1% at 30 June 2005, compared to 63.0% at 30 June 2004 (net debt is defined as total debt less cash and short-term investments). The decrease reflects a reduction in net debt, as surplus operating cash flows have been applied to debt reduction or the purchase of short-term investments (which will in turn be used to retire long-term debt as this becomes due) and growth in equity through increased retained earnings.

Net debt was $3,520 million at 30 June 2005, a reduction of $236 million from net debt at 30 June 2004 of $3,756 million.

Cash Flows

	Year ended 30 June			Quarter ended 30 June
	2005 $ m	2004 $ m	Change %	2005 $ m	2004 $ m	Change %
Cash was provided from/(applied to):

Cash received from customers	5,598	5,306	5.5	1,523	1,348	13.0
Payments to suppliers and employees	(3,317)	(2,925)	13.4	(838)	(679)	23.4
Net interest paid	(288)	(353)	(18.4)	(95)	(102)	(6.9)
Tax paid	(297)	(352)	(15.6)	(101)	(104)	(2.9)
Other operating cash flows	7	5	40.0	1	—	NM

Net operating cash flows	1,703	1,681	1.3	490	463	5.8

Net purchase of fixed assets	(685)	(624)	9.8	(180)	(174)	3.4
Net sale/(purchase) of short-term investments	169	(186)	(190.9)	300	18	NM
Purchase of subsidiaries	(84)	—	NM	—	—	—
Net sale/(purchase) of long-term investments	17	193	(91.2)	(3)	41	(107.3)

Net investing cash flows	(583)	(617)	(5.5)	117	(115)	(201.7)

Repayment of debt	(402)	(614)	(34.5)	(348)	(77)	351.9
Dividends paid	(749)	(346)	116.5	(189)	(140)	35.0
Contributed capital	28	14	100.0	2	3	(33.3)

Net financing cash flows	(1,123)	(946)	18.7	(535)	(214)	150.0

Net cash flow	(3)	118	(102.5)	72	134	(46.3)

NM =	Not a Meaningful Comparison

Net cash flows from operating activities were $1,703 million for 2005, an increase of 22 million (1.3%) from 2004. This was due to higher cash receipts from customers, lower interest and tax payments partly offset by increased payments to suppliers and employees compared to the prior period.

The net cash outflows for investing activities were $583 million 2005, a decrease of $34 million (5.5%) from 2004. The decreased outflows mainly reflects inflows from the sale of short-term investments in 2005 compared to outflows from purchase of short-term investments in 2004. This was partly offset by outflows from the purchase of subsidiaries Gen-i and Computerland and increased purchases of fixed assets in the current period. In addition, $157 million was received for the sale of Telecom’s investment in Sky and $41 million from a capital return from INL in 2004 compared to $22 million from the sale of Intelsat in 2005.

The net cash outflow for financing activities was $1,123 million for 2005, an increase of $177 million (18.7%) compared to 2004. The increase in financing cash outflows was due primarily to an increase in the dividend paid as a consequence of a revised dividend policy in 2005, partly offset by a decreased repayment of debt compared to the prior period.

Australian operations continued to generate positive free cash flows, with over $230 million of free cashflow generated over the last 2 years. After normalising for the strategic initiatives announced in Q3 2004-05 and other one-off items in 2005, cash generation was $20 million higher in 2005 than 2004. The improvement in the 2005 cash flow has been driven by a tighter working capital management regime including improved debtor collections and tighter accounts payable processes.

COMPETITIVE AND REGULATORY ENVIRONMENT

New Zealand

Review of the Telecommunications Act 2001

The Minister of Communications announced in October 2004 that the Government is to undertake a review of the Telecommunications Act 2001. A discussion document was released by the Ministry of Economic Development in November 2004.

The primary purpose of the review is stated to be fine-tuning and, where necessary, clarification of processes under the Act.

The following have been identified as areas where improvements can be made:

•	speed of resolution of key terms and conditions for supply of regulated services, including monitoring and enforcement issues

•	certainty and speed of processes for adding or altering regulated services

•	clarifying aspects of the TSO process

•	addressing a number of other implementation issues such as clarifying definitions, interpretations and information disclosure requirements that support World Trade Organisation commitments.

The implementation review is expected to identify both potential legislative and non-legislative initiatives that could improve achievement of the Act’s objectives, including the promotion of competition for the long-term benefit of end-users of telecommunications services.

The industry has had the opportunity to submit and cross-submit on the various proposals and the Ministry is now considering the submissions before making its recommendations to the Minister. Further progress is not expected until later this year.

Mobile Termination Rates

The Commerce Commission is undertaking an investigation under the Telecommunications Act 2001 into whether termination rates for fixed line calls to mobile phones should be regulated.

The Commission commenced the investigation in May 2004 after considering complaints that a potential lack of competition in the wholesale market for terminating mobile calls may be resulting in unreasonably high charges for fixed-to-mobile calls.

The Commission issued a draft recommendation in October 2004 in which it recommended regulating the mobile termination price for voice calls on existing mobile networks, while excluding 3G from regulation.

A public hearing was held in late February and the Commission issued its final recommendation on 9 June 2005. The Commission essentially confirmed its earlier view that mobile termination rates should be regulated and that 3G networks should be excluded from regulation. The Commission, however, considered that Telecom’s CDMA1XRTT and EV-DO networks were not 3G and were therefore captured by the proposed regulation.

As was the case with the Local Loop Unbundling inquiry, the Minister will have the option to accept the recommendation, reject it, or send it back to the Commission for further work. The Minister has sought and received public submissions to inform his decision. In the interim, Vodafone and Telecom have applied to the High Court for judicial review of the Commission’s final report. TelstraClear has also applied to be joined as co-defendant with the Commission and the Minister. The proceedings are expected to be heard by the end of 2005.

Final Pricing Principles – Wholesaling and Interconnection

The Commerce Commission is currently working through the final pricing principles for residential and business Wholesale and Interconnection.

The interconnection price is the charge payable by one carrier to the other for handling calls between the networks. This includes the local end of toll calls, toll-free calls and fixed to mobile calls. A draft report in relation to interconnection has been released, identifying the draft Total Service Long Run Incremental Cost (“TSLRIC”) price of 1.00 cents per minute (“cpm”) compared to the initial benchmarked price of 1.13cpm. The term of the determination is 1 June 2002 to the date of the final price review determination. It is proposed that Telecom and TelstraClear must repay any overpayments made during the relevant term (the difference between the TSLRIC and benchmarked price) within 30 days of the date of the final determination.

In relation to business and residential wholesale, an issues paper on avoided costs saved has been released and commented upon. The Commission is yet to advise on the final price review, but it is expected that progress will be made during the remainder of the 2005 calendar year.

Calculating Telecommunication Service Obligations Losses

In April 2005 the Commerce Commission released its final determination on the calculation of Telecom’s net cost of complying with the Telecommunication Service Obligation (“TSO”) for the period 1 July 2002 to 30 June 2003. The Commission assessed the net cost at $56.8 million, down $8.9 million on the previous annualised figure.

The cost was apportioned on the basis of net revenue between Telecom (72.8%), TelstraClear (5.3%), Vodafone New Zealand (21.2%), and minor carriers (0.7% collectively). The parties are also required to pay Telecom for the loss of use of the amounts owing back to 1 July 2002.

The process for calculating the loss for the next period, 1 July 2003 to 30 June 2004, is yet to commence.

Unbundled Bitstream Service (“UBS”)

In October 2004 Telecom released, as a result of the local loop unbundling investigation, the first UBS product. In March 2005 Telecom launched additional 1 Mbps and 2 Mbps residential UBS services, with high-speed business services launched in June 2005.

In December 2004, TelstraClear applied to the Commerce Commission for a determination on UBS. The Commerce Commission issued a draft determination on 21 April and a public conference was held on 4-5 July. Following a technical workshop in July, the Commission is expected to release a final determination by September.

Unbundled Partial Circuits (“UPC”)

In October 2004 the Commerce Commission said it accepted that Telecom was complying with the undertakings made to the Commission in respect of the pricing of UPC. Consequently the Commission has concluded that there is currently no reason to investigate whether further unbundling of Telecom’s data networks is required.

Number Portability

In December 2004 the Commerce Commission released a draft determination on the cost allocation principles for number portability, indicating:

•	Industry common set-up costs of local and cellular number portability should be allocated among all providers of local and/or cellular telephone services respectively in line with market share, measured by subscriber numbers

•	Operator specific costs should be borne by each operator

•	Per-line set up costs should be recoverable by a donor network operator from a recipient network operator

•	Additional call conveyance costs will be borne by the operator, with no charges for call carriage.

Parties have submitted and cross-submitted on the draft determination.

In December 2004 Vodafone, TelstraClear and Telecom applied to the Commission for a determination on the functions and standards required for number portability. This determination essentially provides a mechanism for the Commission to approve the codes developed by the Telecommunications Carriers Forum, making the codes legally enforceable. A draft determination on functions and standards was issued on 12 May. The Commission made a number of amendments to the Forum’s code and gave some direction to industry on matters it wishes to see resolved. Parties have had an opportunity to submit on the Draft but it is not clear whether a conference will be held.

The Commission has issued an order stating that the cost allocation and functions and standards applications will be merged.

Telecom Proceedings Issued

In October 2004 Telecom issued proceedings in the High Court asking for the meaning of some provisions of the Telecommunications Act to be clarified, in order to guide future determinations by the Commerce Commission and also to clarify whether the Commission could backdate final price review determination. In April 2005 the High Court issued its judgment. The Court declined to make the declarations relating to pricing reviews applied for by Telecom. The High Court’s decision has been appealed by Telecom, but a hearing date has yet to be set.

Further declaratory proceedings are pending in the High Court. An application to strike out those proceedings has been made and is due to be heard in August 2005.

In June 2005, Telecom applied to the High Court for judicial review of the Commerce Commission’s final report dated 9 June 2005 recommending that the Minister agree that mobile termination rates become a regulated service. If the services are regulated, an access seeker could apply for a determination in respect of the mobile termination rate. The proceedings are expected to be heard by the end of 2005.

Commerce Act Investigations

In December 2004, the Commerce Commission advised Telecom that it had begun a formal investigation under section 36 of the Commerce Act to determine whether Telecom’s broadband pricing and behaviour was anticompetitive. If the Commission determines that Telecom has been acting anti-competitively it could issue proceedings seeking a declaration as to Telecom’s anticompetitive behaviour, a pecuniary penalty, an injunction restraining Telecom from engaging further in the conduct, and costs. It is unclear when the Commission’s investigation will be completed.

In December 2004, the Commission advised Telecom that it had commenced a formal investigation under sections 27 and 36 of the Commerce Act into Telecom’s Health Express products. The Commission alleged that Telecom has used its market power to eliminate a competitor from the market. In April 2005 the Commission advised Telecom that this investigation has been closed.

Commerce Act Litigation

In April 2000, CallPlus, Attica Communication and Free Internet Access issued proceedings against Telecom alleging breach of contract and the Commerce Act 1986 (Commerce Act), in relation to Telecom’s 0867 service. These proceedings were settled during the 2005 financial year. The settlement was within the financial provision Telecom made for the dispute.

In July 2000, the Commerce Commission issued proceedings against Telecom claiming that the introduction of 0867 constituted a use by Telecom of its dominant position for proscribed purposes. The Commerce Commission seeks a declaration that this contravened section 36 of the Commerce Act, a pecuniary penalty, and costs. The proceedings had been joined to the proceedings brought by CallPlus and others (outlined above). The settlement of that claim does not affect the Commerce Commission’s claim. The proceedings are not expected to reach trial before the beginning of the 2006 calendar year.

In March 2004, the Commerce Commission issued proceedings against Telecom claiming that during the period since 2001, Telecom has misused its market power and has priced access to its data tail services for high speed data transmission, for the purposes of deterring potential and existing competitors from engaging in competitive conduct. The Commerce Commission seeks a declaration that this behaviour contravened section 36 of the Commerce Act, a pecuniary penalty, an injunction restraining Telecom from engaging further in the conduct, and costs. The likely hearing date is currently unknown.

Private Office Networking Application

In November 2004, TelstraClear applied to the Commission for a determination on six of Telecom’s business retail services, including Private Office Networking (“PON”). The Commission decided to investigate PON and four of the other services.

Initial submissions were delayed until March 2005, at TelstraClear’s request. Cross submissions were made in April 2005. The draft determination is pending.

OTHER MATTERS

Southern Cross

Telecom currently holds a 50% equity interest in Southern Cross Cable Network (“SCCN”). Telecom made an initial equity investment of US$15 million in SCCN, which has since been written down to nil in accordance with equity accounting rules as a result of dividends paid by SCCN in March 2001. The other shareholders are affiliates of SingTel Optus (39.99%) and MCI (10.01%).

Telecom has acquired significant amounts of capacity on the Southern Cross cable to support the operations of its international telecommunications business. As at 30 June 2005, Telecom held Southern Cross capacity with a book value of approximately $348 million.

Telecom has provided debt funding to Southern Cross of US$60 million by way of shareholder advances. These advances are currently recorded as long-term receivables from SCCN at a book value of $95 million (including accrued interest). Telecom has also provided contingent credit support of up to US$32.8 million in favour of SCCN’s senior bank syndicate. Telecom earns support fees, payable by SCCN, commensurate with its level of contingent credit support.

Southern Cross has recently been successful in securing additional capacity sales totalling US$182 million. The receipts from these sales are expected to result in the extinguishment of the debt against which Telecom has provided contingent support.

As at 30 June 2005, SCCN was capitalised via US$30 million of shareholders’ equity and had US$120 million of shareholder advances and US$42 million of senior bank debt. SCCN also held cash reserves of approximately US$10 million. SCCN expects to collect up to US$198 million from scheduled receipts against previously committed capacity sales (including the recent additional sales).

Restatement of US GAAP Results

In the course of preparing the 2005 US GAAP reconciliation in July 2005, Telecom discovered an error had been made in the preparation of the 2004 US GAAP reconciliation. This related to the consolidation of the Southern Cross group, which was required for the first time in 2004 as a result of a new US accounting standard (FIN 46R). Due to an oversight in the preparation of the US GAAP consolidation the elimination of shareholder advances between Telecom and Southern Cross was performed incorrectly, resulting in an understatement of US GAAP earnings and shareholders funds. The error had no impact on New Zealand GAAP results.

Accordingly, a restatement of the prior years US GAAP reconciliation will be presented in the financial statements included in Telecom’s annual report to shareholders and its 20-F filing with the US SEC. This will result in an increase in US GAAP earnings in 2004 of $93 million and an increase in US GAAP shareholders funds in 2004 of $137 million and 2003 of $38 million. These adjustments impact US GAAP financial statements only and have no impact on reported NZ GAAP financial statements.

International Financial Reporting Standards (“IFRS”)

Telecom will change its accounting policies to comply with NZ IFRS from 1 July 2005. As prescribed by these new standards, the 2005 financial results will be restated to show the effect these new policies have on the reported results. These restated results will be included in a note in the 2005 Annual Report. As noted in Telecom’s 2004 Annual Report, the main areas that will impact Telecom’s accounting policies are:

Financial instruments

All derivative financial instruments will be measured at their fair value and brought on to the Statement of Financial Position. Telecom has reviewed its use of derivatives to ensure that hedge accounting can be applied. Due to this the impact on earnings is expected to be minimal, subject to audit confirmation. Some limited potential for ongoing volatility in earnings is inevitable.

Goodwill amortisation

Goodwill amortisation will be reversed for the year ending 30 June 2005 and no further amortisation will occur. Instead a periodic review of the carrying value will be undertaken to determine if a write down is required. For the year ended 30 June 2005, Telecom recorded goodwill amortisation of $70 million in its NZ GAAP results, which will be reversed under NZ IFRS.

Deferred taxation

The ‘balance sheet’ approach to measuring deferred taxation will result in a change in the deferred tax liability. The ongoing movement in this liability is unlikely to be significantly different to the movement under NZ GAAP and as such, should not impact earnings significantly.

Fair value of share options

Telecom is changing the way it measures the fair value of share-based remuneration payments to comply with the recommended method of both the International and US standard setters. This will initially result in a small increase in labour costs, as options that were not previously expensed are recognised, but will have little impact on an ongoing basis.

Revenue recognition

The presentation of certain lines of revenue will change. Some miscellaneous revenue items that were previously reported gross will be netted against expenses under IFRS. This will not have a significant impact on earnings on an ongoing basis.

Government grants

Government grants will not be recognised as income. Instead the grant received will be netted off against the cost of the asset it was granted to purchase. This will lead to a lower fixed asset value and a lower depreciation charge.

Presentational differences

There will be certain presentational changes, including reclassification of assets and the income statement headings. These changes do not impact the reported results.

GLOSSARY

ADSL (Asymmetric Digital Subscriber Line) - A technology for delivering a high bit rate link to customers over ordinary copper wire.

CDMA (Code Division Multiple Access) - An advanced radio spectrum sharing technique used in new digital mobile networks.

Digital Data Service - A system to provide a private data transmission line for businesses. It provides a dedicated secure link for transmission of data between locations and is customised to suit individual business needs.

EV-DO (Evolution Data Optimised) - A 3G mobile technology that delivers maximum theoretical data speeds of 2.4 Mbit/s, with speeds typically averaging 500 kbits/s in practice.

Frame relay - Packet switched data communication that is very good at efficiently handling high speed, “bursty” data (data that is sent in large intermittent bursts) over wide area networks.

IP (Internet Protocol) - A principal communications protocol used in the internet.

IP Net - Telecom’s network that removes internet traffic from the PSTN network at an exchange and sends it to its destination (usually an Internet Service Provider) via an internet optimised backbone.

ISDN (Integrated Services Digital Network) - Switched digital transmission system that can carry a range of digitised voice, data and images.

Lanlink - A group of Telecom services that link customer LANs (Local Area Networks) together via a Wide Area Network. Solutions involve a degree of customisation in each case.

PSTN (Public Switched Telephone Network) - A nationwide switched fixed line voice telephone network.

TDMA (Time Division Multiple Access) - The radio spectrum sharing technique on which Telecom’s older 025 networks are based.

TSO - The TSO (Telecommunications Service Obligation) deed specifies that Telecom will: maintain free local calling; maintain the standard rental rate (in real terms); charge rural residential customers no more than the standard rental; and, among other things, continue to provide local residential services as widely as was available at 31 December 2001. Telecom is entitled to receive contributions from other industry participants towards the costs it incurs in meeting its TSO obligations.

UBS (Unbundled Bitstream Service) – A partial circuit service developed by Telecom to meet the needs of service providers who wish to extend the geographic reach of their existing network.

UPC (Unbundled Partial Circuit) – A high-speed IP access service which allows access seekers to bundle and deliver internet-grade services to their markets.

VoIP (Voice over Internet Protocol) - The delivery of voice information using IP. Voice information is sent in digital form in discrete packets, rather than in the circuit committed protocols of the PSTN.

VPN (Virtual Private Network) - A carrier provided service in which the public switched network provides the equivalent of a privately established customer network.

0800 - The Telecom New Zealand dialling prefix for toll free calling numbers.

1XRTT (One Times Radio Transmission Technology) - A CDMA standard offering significantly faster data transfer rates than conventional digital cellular technology.

3G (Third Generation - mobile network) - Digital mobile network based on CDMA standards that is capable of delivering data rates up to 2 Mbit/s or greater (and includes 1xRTT or CDMA-2000).

OVERVIEW OF GROUP RESULTS

	Year ended 30 June				Variation 2005:2004
(in NZ$ millions, except percentages)	2005	%	2004	%	$	%
Operating Revenues

Local Services Calling	1,101	19.1	1,120	20.8	(19)	(1.7)
National	988	17.2	1,053	19.5	(65)	(6.2)
International	334	5.8	364	6.8	(30)	(8.2)
Other	26	0.5	37	0.7	(11)	(29.7)

	1,348	23.4	1,454	27.0	(106)	(7.3)

Interconnection	207	3.6	193	3.6	14	7.3
Mobile	841	14.6	813	15.1	28	3.4
Data	777	13.5	721	13.4	56	7.8
Internet	223	3.9	229	4.3	(6)	(2.6)
Solutions	321	5.6	54	1.0	267	494.4
Other operating revenues
Resale	337	5.9	317	5.9	20	6.3
Directories	230	4.0	220	4.1	10	4.5
Equipment	69	1.2	72	1.3	(3)	(4.2)
Miscellaneous other	144	2.5	162	3.0	(18)	(11.1)
Dividend from investments	7	0.1	5	0.1	2	40.0

	787	13.7	776	14.4	11	1.4

Total operating revenues	5,605	97.3	5,360	99.5	245	4.6

Abnormal revenue	154	2.7	28	0.5	126	450.0

Total revenue	5,759	100.0	5,388	100.0	371	6.9

Operating expenses
Labour	735	12.8	594	11.0	141	23.7
Cost of sales	1,664	28.9	1,480	27.5	184	12.4
Other operating expenses	933	16.2	942	17.5	(9)	(1.0)

Total operating expenses	3,332	57.9	3,016	56.0	316	10.5

Abnormal expenses	59	1.0	121	2.2	(62)	(51.2)

Total expenses	3,391	58.9	3,137	58.2	254	8.1

EBITDA*	2,368	41.1	2,251	41.8	117	5.2

Depreciation and amortisation	768	13.3	823	15.3	(55)	(6.7)

Earnings from operations	1,600	27.8	1,428	26.5	172	12.0

Net interest expense	(289)	(5.0)	(334)	(6.2)	45	(13.5)

Earnings before income tax	1,311	22.8	1,094	20.3	217	19.8

Income tax expense	(392)	(6.8)	(337)	(6.3)	(55)	16.3

Net earnings after income tax	919	16.0	757	14.0	162	21.4

Minority interest in profits of subsidiaries	(3)	(0.1)	(3)	(0.1)	—	—

Net earnings	916	15.9	754	14.0	162	21.5

*	Earnings before Interest, Taxation, Depreciation and Amortisation

SUPPLEMENTARY SEGMENTAL INFORMATION

NZ Operations

The following supplementary segmental table summarises the performances of the Wired, Wireless and International segments comprising New Zealand Operations. As these segments are fully integrated within New Zealand Operations this does not attempt to present the Wired, Wireless and International businesses as stand-alone entities.

	Year ended 30 June 2005
	Wired $m	Wireless $m	International $m	Eliminations $m	NZ Operations $m
External revenue	3,297	797	139	—	4,233
Internal Revenue	7	—	200	(142)	65

	3,304	797	339	(142)	4,298

External expenses
Labour	(440)	(38)	(25)	—	(503)
Cost of sales	(385)	(377)	(153)	—	(915)
Other operating expenses	(518)	(124)	(31)	—	(673)
Depreciation	(376)	(86)	(64)	—	(526)
Amortisation	—	(9)	—	—	(9)
Internal expenses	(138)	—	(24)	142	(20)

	(1,857)	(634)	(297)	142	(2,646)

Earnings from operations	1,447	163	42	—	1,652

	Year ended 30 June 2004
	Wired $m	Wireless $m	International $m	Eliminations $m	NZ Operations $m
External revenue	3,018	688	157	—	3,863
Internal revenue	37	4	224	(186)	79

	3,055	692	381	(186)	3,942

External expenses
Labour	(315)	(39)	(22)	—	(376)
Cost of sales	(227)	(265)	(168)	—	(660)
Other operating expenses	(492)	(118)	(28)	—	(638)
Depreciation	(377)	(132)	(68)	—	(577)
Amortisation	—	(9)	—	—	(9)
Internal expenses	(166)	—	(49)	186	(29)

	(1,577)	(563)	(335)	186	(2,289)

Earnings from operations	1,478	129	46	—	1,653

	Quarter ended 30 June 2005
	Wired $m	Wireless $m	International $m	Eliminations $m	NZ Operations $m
External revenue	835	207	37	—	1,079
Internal Revenue	1	—	46	(38)	9

	836	207	83	(38)	1,088

External expenses
Labour	(116)	(9)	(6)	—	(131)
Cost of sales	(106)	(101)	(37)	—	(244)
Other operating expenses	(133)	(30)	(10)	—	(173)
Depreciation	(98)	(22)	(16)	—	(136)
Amortisation	—	(2)	—	—	(2)
Internal expenses	(36)	—	(6)	38	(4)

	(489)	(164)	(75)	38	(690)

Earnings from operations	347	43	8	—	398

	Quarter ended 30 June 2004
	Wired $m	Wireless $m	International $m	Eliminations $m	NZ Operations $m
External revenue	745	179	37	—	961
Internal revenue	17	1	65	(51)	32

	762	180	102	(51)	993

External expenses
Labour	(82)	(11)	(6)	—	(99)
Cost of sales	(52)	(70)	(43)	—	(165)
Other operating expenses	(124)	(29)	(6)	—	(159)
Depreciation	(94)	(29)	(17)	—	(140)
Amortisation	—	(2)	—	—	(2)
Internal expenses	(49)	—	(12)	51	(10)

	(401)	(141)	(84)	51	(575)

Earnings from operations	361	39	18	—	418

Wired

Wired earnings from operations decreased by $31 million for 2005 and $14 million for Q4 2004-05 compared with the corresponding periods in the prior year.

Wired external revenues increased by $279 million (9.2%) for 2005 and $90 million (12.1%) for Q4 2004-05 compared with the corresponding periods in the prior year. Included in this revenue growth was revenue from the acquisitions of Gen-i (effective from 1 July 2004) and Computerland (effective from 1 September 2004) of $240 million for the year ended 30 June 2005 and $73 million for Q4 2004-05. Excluding Gen-i and Computerland, Wired revenue grew $39 million for 2005 and $17 million for Q4 2004-05, with growth in data, interconnection and other revenue partly offset by declining calling revenues.

Total expenses increased by $280 million (17.8%) for 2005 and $88 million (21.9%) for Q4 2004-05 compared with the corresponding periods in the prior year, largely due to costs associated with the Gen-i and Computerland acquisitions, cost of sales associated with increased Broadband connections, increases in labour and miscellaneous other operating costs, partly offset by lower depreciation costs.

Wireless

Wireless earnings from operations increased by $34 million for 2005 and $4 million for Q4 2004-05 compared with the corresponding periods in the prior year.

Wireless external revenues increased by $109 million (15.8%) for 2005 and $28 million (15.6%) for Q4 2004-05 compared with the corresponding periods in the prior year due to strong growth in data revenues through higher data volumes, voice revenues resulting from a higher connection base, higher handset sales and higher interconnection revenues from increased data volumes.

Total expenses increased by $71 million (12.6%) for 2005 and $23 million (16.3%) for Q4 2004-05 compared with the corresponding periods in the prior year, largely due to higher cost of sales, interconnect costs associated with increased data volumes and higher handset sales. These were partly offset by a lower depreciation cost due to the impairment taken on the TDMA network in Q4 2003-04.

International

International earnings from operations decreased by $4 million for 2005 and $10 million for Q4 2004-05 compared with the corresponding periods in the prior year.

International revenues decreased by $42 million (11.0%) for 2005 and $19 million (18.6%) for Q4 2004-05 compared with the corresponding periods in the prior year. The decrease is due to inwards calling revenue declining as result of lower average prices and lower internal revenues resulting from a rationalisation of internal trading arrangements (which is offset by lower internal expenses in Wired), partly offset by the net external margin from transit traffic increasing (with strong growth in volumes more than offsetting lower average prices resulting from the stronger New Zealand dollar and the impact of competition).

Total expenses decreased by $38 million (11.3%) for 2005 and $9 million (10.7%) for Q4 2004-05 compared with the corresponding periods in the prior year. The 2005 decline is due to reduced cost of sales mirroring declining inward calling revenues and reduced interconnect costs, and lower depreciation costs resulting from a reduction in accelerated depreciation on international cables and lower internal expenses resulting from a rationalisation of internal trading arrangements (which is offset by lower internal revenue in Wired and Wireless).

Australian Consumer Unit results in New Zealand dollars

	Year ended 30 June			Quarter ended 30 June
	2005 $m	2004 $m	Change %	2005 $m	2004 $m	Change %
Operating revenues
Calling	223	236	(5.5)	52	57	(8.8)
Mobile	105	168	(37.5)	20	39	(48.7)
Data	3	2	50.0	1	1	—
Internet	19	12	58.3	6	3	100.0
Resale	301	275	9.5	75	74	1.4
Other operating revenue	2	—	NM	1	—	NM

	653	693	(5.8)	155	174	(10.9)

Operating expenses
Labour	12	12	—	3	3	—
Cost of sales	409	437	(6.4)	97	104	(6.7)
Other operating expenses	72	88	(18.2)	17	21	(19.0)
Internal expenses	8	10	(20.0)	2	2	—

	501	547	(8.4)	119	130	(8.5)

Business Unit Contribution	152	146	4.1	36	44	(18.2)

NM = Not a Meaningful Comparison

Australian Business Unit results in New Zealand dollars

	Year ended 30 June			Quarter ended 30 June
	2005 $m	2004 $m	Change %	2005 $m	2004 $m	Change %
Operating revenues
Local service	39	47	(17.0)	9	11	(18.2)
Calling	227	245	(7.3)	56	66	(15.2)
Mobile	27	34	(20.6)	7	8	(12.5)
Interconnection	43	51	(15.7)	12	11	9.1
Data	186	204	(8.8)	44	54	(18.5)
Internet	73	81	(9.9)	18	20	(10.0)
Resale	36	42	(14.3)	10	11	(9.1)
Other operating revenue	78	90	(13.3)	20	33	(39.4)
Internal revenue	17	20	(15.0)	3	5	(40.0)

	726	814	(10.8)	179	219	(18.3)

Operating expenses
Labour	56	62	(9.7)	15	14	7.1
Cost of sales	337	383	(12.0)	88	86	2.3
Other operating expenses	44	58	(24.1)	10	19	(47.4)
Internal expenses	55	64	(14.1)	9	29	(69.0)

	492	567	(13.2)	122	148	(17.6)

Business Unit Contribution	234	247	(5.3)	57	71	(19.7)

PRELIMINARY FULL YEAR REPORT ANNOUNCEMENT

TELECOM CORPORATION OF NEW ZEALAND LIMITED

For the full year ended 30 June 2005

(referred to in this report as the “full year”)

Preliminary full year report on consolidated results (including the results for the previous corresponding full year) in accordance with Listing Rule 10.4.2.

This report has been prepared in a manner which complies with generally accepted accounting practice and gives a true and fair view of the matters to which the report relates [see Note ☒ attached] and is based on unaudited financial statements. If the report is based on audited financial statements, any qualification made by the auditor is to be attached.

The Listed Issuer has a formally constituted Audit Committee of the Board of Directors.

[PLEASE REFER TO ATTACHED NOTES WHEN COMPLETING THIS FORM]

			*Consolidated Statement Financial Performance
			Current FULL YEAR $NZ’000	*Up/Down %	Previous corresponding FULL YEAR $NZ’000
1	CONSOLIDATED STATEMENT OF FINANCIAL PERFORMANCE
1.1	OPERATING REVENUE
	(a)	Trading Revenue	5,605,000	4.6%	5,360,000
	(b)	Other Revenue	154,000	450.0%	28,000
	(c)	Total Operating Revenue	5,759,000	6.9%	5,388,000
1.2	OPERATING *SURPLUS BEFORE TAXATION		1,311,000	19.8%	1,094,000
	(a)	Less taxation on operating result	(392,000)	16.3%	(337,000)
1.3	OPERATING *SURPLUS AFTER TAX		919,000	21.4%	757,000
	(a)	Extraordinary Items after Tax [detail in Item 3]	—		—
	(b)	Unrealised net change in value of investment properties	—		—
1.4	NET *SURPLUS FOR THE PERIOD		919,000	21.4%	757,000
	(a)	Net *Surplus attributable to minority interests	(3,000)		(3,000)
1.5	NET SURPLUS ATTRIBUTABLE TO MEMBERS OF THE LISTED ISSUER		916,000	21.5%	754,000

2	DETAILS OF SPECIFIC RECEIPTS/OUTLAYS, REVENUES/ FULL YEAR

			*Consolidated Statement of Financial Performance
			Current FULL YEAR $NZ’000	Previous corresponding FULL YEAR $NZ’000
2.1	INCLUDED IN CONSOLIDATED STATEMENT OF FINANCIAL PERFORMANCE
	(a)	Interest revenue included in Item 1.2	31,000	27,000
	(b)	# Unusual items for separate disclosure (gain/loss) (detail - Item 3)	95,000	(93,000)
	(c)	Equity earnings (gain/loss) (detail - Item 16)	—	—
	(d)	Interest expense included in Item 1.2 (include all forms of interest, etc)	(320,000)	(361,000)
	(e)	Leasing and renting expenses	52,000	49,000
	(f)	Depreciation	694,000	755,000
	(g)	Diminuton in the value of assets (other than depreciation)	24,000	133,000
	(h)	Amortisation of goodwill	70,000	65,000
	(i)	Amortisation of other intangible assets	4,000	3,000
	(j)	Impairment of goodwill	—	—
	(k)	Impairment of other intangible assets	—	—

* Delete as required	May 2004	Page 1 of 8

			Consolidated Statement of Financial Performance
			Current FULL YEAR $NZ’000	Previous corresponding FULL YEAR $NZ’000
2.2	SUPPLEMENTARY ITEMS
	(a)	# Interest costs excluded from Item 2.1(d) and capitalised	(8,000)	(7,000)
	(b)	# Outlays (other than those arising from the acquisition of an existing business) capitalised in intangibles	—	—
	(c)	Unrecognised differences between the carrying value and market value of publicly traded investments	—	20,331

#	Items marked in this way need to be shown only where their inclusion as revenue or exclusion from expenses has had a material effect on reported *surplus (deficit)

	Group - Current Full Year
	Operating Revenue $NZ’000	Operating Surplus $NZ’000
3 DISCONTINUED, UNUSUAL (INCLUDING NON RECURRING), AND EXTRAORDINARY ITEMS OF THE GROUP
DETAILS AND COMMENTS
Discontinued Activities:

(Disclose Operating Revenue and Operating Surplus)

TOTAL DISCONTINUED ACTIVITIES

Material Unusual (including Non Recurring) Items (included in 1.2)

Description:
Gain on sale of INL shares	86,000	86,000
Gain on sale of Telecom retail stores	10,000	10,000
Gain on repurchase of convertible notes	9,000	9,000
Gain on sale of Intelsat shares	8,000	8,000
Recognition of Southern Cross support fees	41,000	41,000
Inter-carrier provisions	—	(31,000)
Restructuring costs	—	(4,000)
Write-down of TDMA network	—	(24,000)

TOTAL MATERIAL NON RECURRING ITEMS	154,000	95,000

Extraordinary Items (Ref. Item 1.3(a))

Description:

TOTAL EXTRAORDINARY ITEMS

			Statement of Movements In Equity
			Current FULL YEAR $NZ’000	Previous corresponding FULL YEAR $NZ’000
4	STATEMENT OF MOVEMENTS IN EQUITY
4.1	*NET SURPLUS ATTRIBUTABLE TO MEMBERS OF LISTED ISSUER		916,000	754,000
	(a)	*Net Surplus attributable to minority interest	3,000	3,000
4.2	OTHER RECOGNISED REVENUE AND EXPENSES
	(a)	*Increases (decreases) in revaluation reserves	—	—
	(b)	Currency Translation Differences	(75,000)	(45,000)
	(c)	Minority interest in other recognised revenue and expenses	—	—
4.3	TOTAL RECOGNISED REVENUES AND EXPENSES		844,000	712,000
4.4	OTHER MOVEMENTS
	(a)	Contributions by Owners	119,000	164,000
	(b)	Distributions to Owners	(736,000)	(435,000)
	(c)	Other	—	—
4.5	EQUITY AT BEGINNING OF FULL YEAR*		2,208,000	1,767,000
4.6	EQUITY AT END OF FULL YEAR		2,435,000	2,208,000

* Delete as required	May 2004	Page 2 of 8

Earnings Per Security
		Current FULL YEAR $NZ		Previous corresponding FULL YEAR $NZ
5 EARNINGS PER SECURITY
Calculation of basic and fully diluted, EPS in accordance with IAS33: Earnings Per Share
(a)	Basic EPS		0.470	0.392
(b)	Diluted EPS (if materially different from (a))		N/A	N/A

6 MATERIAL ACQUISITIONS OF SUBSIDIARIES (See Note (VII) attached):
(a)	Name of subsidiary or group of subsidiaries
(b)	Percentage of ownership acquired
(c)	Contribution to consolidated net *Surplus (Deficit) (Item 1.4)	$

(d)	Date from which such contribution has been calculated
$

7 MATERIAL DISPOSALS OF SUBSIDIARIES (See Note (VII) attached)
(a)	Name of subsidiary or group of subsidiaries
(b)	Contribution to consolidated net *Surplus (Deficit) (Item 1.4)	$

(c)	Date from which such contribution has been calculated
(d)	Contribution to consolidated net *Surplus (Deficit) (Item 1.4) for the FULL YEAR
(e)	Contribution to consolidated net *Surplus (Deficit) (Item 1.4) from sale of subsidiary	$

8	REPORTS FOR INDUSTRY AND GEOGRAPHICAL SEGMENTS - Refer Annexure 1

Information on the industry and geographical segments of the Listed Issuer is to be reported for the *half year/ /full year in accordance with the provisions of SSAP:23: Financial Reporting for Segments. Because of the differing nature and extent of segments among Listed Issuers, no complete proforma is provided, and the segment information should be completed separately and attached to this report. However, the following shows a suitable list of items for presentation and indicates which amounts should agree with items included elsewhere in the *half year/full year report:

SEGMENTS

Industry

•	Operating revenue:

* Sales to customers outside the group

* Intersegment sales

* Unallocated revenue

•	Total revenue [consolidated total equal to Item 1.1(c) above]

•	Segment result

•	Unallocated expenses

•	Operating surplus (Deficit) after tax (Item 1.3)

•	Segment assets

•	Unallocated assets

•	Total assets (Equal to Item 9.3)

Geographical

•	Operating revenue:

* Sales to customers outside the group

* Intersegment sales

* Unallocated revenue

•	Total revenue [consolidated total equal to Item 1.1(c) above]

•	Segment result

•	Unallocated expenses

•	Operating surplus (Deficit) after tax (Item 1.3)

•	Segment assets

•	Unallocated assets

•	Total assets (Equal to Item 9.3)

* Delete as required	May 2004	Page 3 of 8

			Consolidated Statement of Financial Position
			At end of current FULL YEAR $NZ’000	As shown in last Annual Report $NZ’000
(Note (VIII) attached has particular relevance for the preparation

	9 CURRENT ASSETS:

	(a)	Cash	235,000	238,000
	(b)	Trade receivables	582,000	564,000
	(c)	Investments	81,000	247,000
	(d)	Inventories	56,000	50,000
	(e)	Other assets, current	729,000	407,000

		TOTAL CURRENT ASSETS	1,683,000	1,506,000

9.1	NON-CURRENT ASSETS
	(a)	Trade receivables	—	—
	(b)	Investments	544,000	767,000
	(c)	Inventories	—	—
	(d)	Property, plant and equipment	4,283,000	4,312,000
	(e)	Goodwill	875,000	875,000
	(f)	Deferred Taxation Assets		—
	(g)	Other Intangible Assets	36,000	40,000
	(h)	Other assets, non current	—	—
9.2	TOTAL NON-CURRENT ASSETS		5,738,000	5,994,000

9.3		TOTAL ASSETS	7,421,000	7,500,000

9.4	CURRENT LIABILITIES
	(a)	Trade Creditors	702,000	620,000
	(b)	Income in advance, current	—	—
	(c)	Secured loans	—	—
	(d)	Unsecured loans	863,000	803,000
	(e)	Provisions, current		—
	(f)	Other liabilities, current	312,000	311,000

		TOTAL CURRENT LIABILITIES	1,877,000	1,734,000

9.5	NON-CURRENT LIABILITIES
	(a)	Accounts payable, non-current	—	—
	(b)	Secured loans	—	—
	(c)	Unsecured loans	2,973,000	3,438,000
	(d)	Provisions, non-current	—	—
	(e)	Deferred Taxation Liability, non-current	136,000	120,000
	(f)	Other liabilities, non-current	—	—

9.6	TOTAL NON-CURRENT LIABILITIES		3,109,000	3,558,000

9.7		TOTAL LIABILITIES	4,986,000	5,292,000

9.8		NET ASSETS	2,435,000	2,208,000

9.9	SHAREHOLDERS’ EQUITY
	(a)	Share capital (optional)	1,987,000	1,871,000
	(b)	Reserves (optional) (i) Revaluation reserve	—	—
		(ii) Other reserves	(363,000)	(288,000)
	(c)	Deferred compensation	5,000	2,000
	(d)	Retained Surplus	798,000	620,000
9.10	SHAREHOLDERS’ EQUITY ATTRIBUTABLE TO MEMBERS OF THE LISTED ISSUER		2,427,000	2,205,000
	(a)	Minority equity interests in subsidiaries	8,000	3,000

9.11	TOTAL SHAREHOLDERS’ EQUITY		2,435,000	2,208,000

	(a)	Returns on Assets (%) (EBIT divided by Total Assets)	21.6%	19.0%
	(b)	Return on Equity (%) (Net Income divided by Shareholders’ Equity)	37.7%	34.2%
	(c)	Debt to Equity Ratio (%) (Total Liabilities divided by Shareholders’ Equity)	204.8%	239.8%

* Delete as required	May 2004	Page 4 of 8

			Appendix I (Rule 10.4) Preliminary Half Full Year Report
			Consolidated Statement of Cash Flows
			Current FULL YEAR $NZ’000	Corresponding FULL YEAR $NZ’000
	(See Note (IX) attached)
10	CASH FLOWS RELATING TO OPERATING ACTIVITIES
	(a)	Receipts from customers	5,598,000	5,306,000
	(b)	Interest received	30,000	21,000
	(c)	Dividends received	7,000	5,000
	(d)	Payments to suppliers and employees	(3,317,000)	(2,925,000)
	(e)	Interest paid	(318,000)	(374,000)
	(f)	Income taxes paid	(297,000)	(352,000)
	(g)	Other cash flows relating to operating activities	—	—

		NET OPERATING FLOWS	1,703,000	1,681,000

	(See Note (IX) attached)
11	CASH FLOWS RELATING TO INVESTING ACTIVITIES
	(a)	Cash proceeds from sale of property, plant and equipment	19,000	10,000
	(b)	Cash proceeds from sale of equity investments	23,000	198,000
	(c)	Loans repaid by other entities	—	—
	(d)	Cash paid for purchases of property, plant and equipment	(696,000)	(627,000)
	(e)	Purchase of subsidiary companies	(84,000)	—
	(f)	Interest paid - capitalised	(8,000)	(7,000)
	(g)	Cash paid for purchases of equity investments	(6,000)	(5,000)
	(h)	Loans to other entities	—	—
	(i)	Other cash flows relating to investing activities	169,000	(186,000)

		NET INVESTING CASH FLOWS	(583,000)	(617,000)

	(See Note (IX) attached)
12	CASH FLOWS RELATED TO FINANCING ACTIVITIES
	(a)	Cash proceeds from issue of shares, options, etc.	28,000	14,000
	(b)	Borrowings	—	—
	(c)	Repayment of borrowings	(402,000)	(614,000)
	(d)	Dividends paid	(749,000)	(346,000)
	(e)	Other cash flows relating to financing activities	—	—

		NET FINANCING CASH FLOWS	(1,123,000)	(946,000)

	(See Note (IX) attached)
13	NET INCREASE (DECREASE IN CASH HELD)		(3,000)	118,000
	(a)	Cash at beginning of FULL YEAR	238,000	120,000
	(b)	Exchange rate adjustments to Item 12.3(a) above	—	—

	(c)	Cash at end of FULL YEAR	235,000	238,000

14	NON-CASH FINANCING AND INVESTING ACTIVITIES
Provide details of financing and investing transactions which have had a material effect on group assets and liabilities but did not involve cash flows:
__________________________________________________________________________________________________
__________________________________________________________________________________________________
__________________________________________________________________________________________________
__________________________________________________________________________________________________
__________________________________________________________________________________________________

		Current FULL YEAR NZ$’000	Previous Corresponding FULL YEAR NZ$’000
15	RECONCILIATION OF CASH
For the purposes of the above Statement of cash flows, cash includes:

FULL YEAR as shown in the statement of cash flows is reconciled to the related items in the financial statements as follows:
	Cash on hand and at bank	235,000	238,000
	Deposits at call	—	—
	Bank overdraft	—	—
	Other (provide details eg Term Deposits	—	—

	FULL YEAR (Item 13(c) above)	235,000	238,000

* Delete as required	May 2004	Page 5 of 8

16 EQUITY ACCOUNTED INVESTMENTS IN ASSOCIATES

Information attributable to the reporting group’s share of investments in associates and other material interests is to be disclosed by way of separate note below (refer FRS-38 Accounting for Investments in Associates).

16.1	GROUP SHARE OF RESULTS OF ASSOCIATES

Equity Earnings
		Current FULL YEAR $NZ’000	Previous corresponding FULL YEAR $NZ’000
(a)	OPERATING *SURPLUS (DEFICIT) BEFORE TAX	—	—
(b)	Less tax	—	—
(c)	OPERATING *SURPLUS (DEFICIT) AFTER TAX	—	—
	(i) Extraordinary items	—	—
(d)	NET *SURPLUS (DEFICIT) AND EXTRAORDINARY ITEMS AFTER TAX	—	—

16.2 MATERIAL INTERESTS IN CORPORATIONS NOT BEING SUBSIDIARIES

(a)	The group has a material (from group’s viewpoint) interest in the following corporations:

Name	Percentage of ordinary shares held at end of FULL YEAR		Contribution to net *surplus (deficit) (Item 1.5)
Equity Accounted Associates	Current FULL YEAR	Previous Corresponding FULL YEAR	Current FULL YEAR NZ$’000	Previous Corresponding FULL YEAR NZ$’000
			Equity Accounted in current year
Pacific Carriage Holdings Limited	50%	50%	—	—
Southern Cross Cables Holdings Limited	50%	50%	—	—
Aurora Energy AAPT Pty Limited	33%	33%	—	—

Other Material Interests			Not Equity Accounted in current year

(b)	Investments in Associates

	Current FULL YEAR $NZ’000	Previous Corresponding FULL YEAR $NZ’000
Carrying value of investments in associates beginning of period	—	—

Share of changes in associates’ post acquisition surpluses/and reserves:

- Retained surplus	—	—

- Reserves	—	—

Net goodwill amortisation and impairment adjustments in the period	—	—

Less Dividends received in the period	—	—

FULL YEAR	—	—

* Delete as required	May 2004	Page 6 of 8

17	FULL YEAR

Category of Securities	Number Issued	Quoted	Number Cents	Paid-Up Value (If not fully paid)
PREFERENCE SHARES:
# (Description) “Kiwi Share”	1
issued during current full year

	1

ORDINARY SHARES:

Opening balance	1,936,947,744
issued during current full year	20,575,584

	1,957,523,328

CONVERTIBLE NOTES
Opening balance	$300 million
repurchased during current full year	$300 million

Closing balance	—

	Issued	Quoted	Weighted average Exercise Price	Expiry Date
OPTIONS:

issued during current full year	5,316,170		5.21	Dec 07-Jun 11

DEBENTURES - Totals only:	$321 million	$
UNSECURED NOTES - Totals only:	$327 million	$
OTHER SECURITIES		$	$

#	Description includes rate of dividend or interest and any redemption or conversion rights together with the prices and dates thereof.

18	COMMENTS BY DIRECTORS

If no report in any section, state NIL. If insufficient space below, provide details in the form of notes to be attached to this report.

(a)	Material factors affecting the revenues and expenses of the group for the current full year

Refer Management Commentary

(b)	Significant trends or events since end of current full year

Refer Management Commentary

(c)	Changes in accounting policies since last Annual Report and/or last Half Yearly to be disclosed

Nil

(d)	Critical Accounting Policies - Management believes the following to be critical accounting policies. That is they are both important to the portrayal of the Issuer’s financial condition and results, as they require management to make judgments and estimates about matters that they are inherently uncertain

Refer to the Statement of Accounting Policies in the 2004 Annual Report

(e)	Management’s discussion and analysis of financial condition, result and/or operations (optional) - this section should contain forward looking statements that should outline where these involve risk and uncertainty

Refer Management Commentary

(f)	Other comments

Refer Management Commentary

* Delete as required	May 2004	Page 7 of 8

19	DIVIDEND

(a) Dividend Yield as at balance date (%) (Annual dividend per share divided by price per share)

12.06%

(b) Tax Adjusted Dividend Yield as at balance date (%) (Annual net dividend per share divided by price per share)

8.08%

20	ANNUAL MEETING (if full year report)

(a) To be held at:

Christchurch

(b) Date: Thursday, 6 October 2005 Time: 10am

(c) Approximate date of availability of Annual Report: 6 September

FULL YEAR report was approved by resolution of the Board of Directors, please indicate date of meeting: 4 August 2005

(signed by) Authorised Officer of Listed Issuer	(date)

* Delete as required	May 2004	Page 8 of 8

Annexure One

Telecom Corporation of New Zealand Limited

Segmental Reporting

For the year ended 30 June 2005

Geographical Segments

	New Zealand NZ$M	Australia NZ$M	Other NZ$M	Eliminations & Abnormal Items NZ$M	Consolidated NZ$M
Operating revenue
External revenue	4,190	1,358	57	154	5,759
Internal revenue	—	—	—	—	—

Total revenue	4,190	1,358	57	154	5,759

Segment result (EBIT)	1,540	—	27	33	1,600

Segment property, plant & equipment	3,586	643	54	—	4,283

Segment assets	5,549	1,055	1,045	(228)	7,421

Industry Segments

	NZ Wired NZ$M	NZ Wireless NZ$M	International NZ$M	Australian Operations NZ$M	Corporate & Other NZ$M	Eliminations & Abnormal Items NZ$M	Consolidated NZ$M
External revenue	3,297	797	139	1,362	10	154	5,759
Internal revenue	7		200	17	4	(228)	—

Total revenue	3,304	797	339	1,379	14	(74)	5,759

Segment result (EBIT)	1,447	163	42	1	(148)	95	1,600

Segment assets	2,664	456	678	1,008	3,419	(804)	7,421

Annexure One

Telecom Corporation of New Zealand Limited

Segmental Reporting

For the year ended 30 June 2004

Geographical Segments

	New Zealand NZ$M	Australia NZ$M	Other NZ$M	Eliminations & Abnormal Items NZ$M	Consolidated NZ$M
Operating revenue
External revenue	3,816	1,490	54	28	5,388
Internal revenue	—	—	—	—	—

Total revenue	3,816	1,490	54	28	5,388

Segment result	1,538	35	6	(151)	1,428

Segment property, plant & equipment	3,484	768	60	—	4,312

Segment assets	6,002	1,215	1,062	(779)	7,500

Industry Segments

	NZ Wired NZ$M	NZ Wireless NZ$M	International NZ$M	Australian Operations NZ$M	Corporate & Other NZ$M	Eliminations & Abnormal Items NZ$M	Consolidated NZ$M
External revenue	3,018	688	157	1,487	10	28	5,388
Internal revenue	37	4	224	20	—	(285)	—

Total revenue	3,055	692	381	1,507	10	(257)	5,388

Segment result	1,478	129	46	21	(153)	(93)	1,428

Segment assets	2,793	435	758	1,172	3,519	(1,177)	7,500

APPENDIX 7 - NZX CONDUCT RULES TO FAX ++64-4-473-1470

Notice of event affecting securities Number of pages including this one

(Please provide any other relevant 1

New Zealand Stock Exchange Listing Rule 7.12.2. For rights, Listing Rules 7.10.9 and 7.10.10. details on additional pages)

For change to allotment, Listing Rule 7.12.1, a separate advice is required.

Full name TELECOM CORPORATION OF NEW ZEALAND

of Issuer

Name of officer authorised to MARKO BOGOIEVSKI Authority for event, DIRECTORS’ RESOLUTION make this notice e.g. Directors’ resolution

Contact phone (04) 4989293 Contact fax (04) 4989430

5 /

8 /

05 /

number number Date

Nature of event Bonus If ticked, Rights Issue

Tick as appropriate Issue state whether: Taxable / Non Taxable Conversion Interest Renouncable

Rights Issue Capital If ticked, state Full

non-renouncable change Call Dividend ☑ whether: Interim Year ☑ Special

EXISTING securities affected by this If more than one security is affected by the event, use a separate form.

Description of the ORDINARY SHARE ISIN NZ TELE0001S4

class of securities

If unknown, contact NZX

Details of securities issued pursuant to this event If more than one class of security is to be issued, use a separate form for each class.

Description of the ISIN

class of securities

If unknown, contact NZX

Number of Securities to Minimum Ratio, e.g

be issued following event Entitlement

1 for 2

for

Conversion, Maturity, Call Treatment of Fractions

Payable or Exercise Date

Enter N/A if not applicable

Tick if provide an

pari passu OR explanation

Strike price per security for any issue in lieu or date of the

Strike Price available. ranking

Monies Associated with Event Dividend payable, Call payable, Exercise price, Conversion price, Redemption price, Application money.

In dollars and cents RETAINED EARNINGS

Source of

10.0 CENTS Payment

Amount per security

NEW ZEALAND DOLLARS Supplementary Amount per security $0.017647

Currency dividend in dollars and cents

details -

$195,752,333 Listing Rule 7.12.7 Date Payable 9 September, 2005

Total monies

Taxation Amount per Security in Dollars and cents to six decimal places

In the case of a taxable bonus N/A Resident NIL Credits $0.049254 issue state strike price Withholding Tax (Give details)

Timing (Refer Appendix 8 in the Listing Rules)

Record Date 5pm Application Date

For calculation of entitlements - Also, Call Payable, Dividend /

must be the last business day of 26/8/05 AUST & NZ; 25/8/05 USA Interest Payable, Exercise Date, 9/9/05 AUST & NZ; 16/9/05 USA

a week Conversion Date. In the case

of applications this must be the

last business day of the week.

Notice Date Allotment Date

Entitlement letters, call notices, For the issue of new securities.

conversion notices mailed Must be within 5 business days

of record date.

OFFICE USE ONLY

Ex Date:

Commence Quoting Rights: Security Code:

Cease Quoting Rights 5pm:

Commence Quoting New Securities: Security Code:

Cease Quoting Old Security 5pm:

APPENDIX 7 - NZX CONDUCT RULES TO FAX ++64-4-473-1470

Notice of event affecting securities Number of pages including this one

(Please provide any other relevant 1

New Zealand Stock Exchange Listing Rule 7.12.2. For rights, Listing Rules 7.10.9 and 7.10.10. details on additional pages)

For change to allotment, Listing Rule 7.12.1, a separate advice is required.

Full name TELECOM CORPORATION OF NEW ZEALAND

of Issuer

Name of officer authorised to MARKO BOGOIEVSKI Authority for event, DIRECTORS’ RESOLUTION make this notice e.g. Directors’ resolution

Contact phone (04) 4989293 Contact fax (04) 4989430

5 /

8 /

05 /

number number Date

Nature of event Bonus If ticked, Rights Issue

Tick as appropriate Issue state whether: Taxable / Non Taxable Conversion Interest Renouncable

Rights Issue Capital If ticked, state Full

non-renouncable change Call Dividend v whether: Interim Year Special v

EXISTING securities affected by this If more than one security is affected by the event, use a separate form.

Description of the ORDINARY SHARE ISIN NZ TELE0001S4

class of securities

If unknown, contact NZX

Details of securities issued pursuant to this event If more than one class of security is to be issued, use a separate form for each class.

Description of the ISIN

class of securities

If unknown, contact NZX

Number of Securities to Minimum Ratio, e.g

be issued following event Entitlement

1 for 2

for

Conversion, Maturity, Call Treatment of Fractions

Payable or Exercise Date

Enter N/A if not applicable

Tick if provide an

pari passu OR explanation

Strike price per security for any issue in lieu or date of the

Strike Price available. ranking

Monies Associated with Event Dividend payable, Call payable, Exercise price, Conversion price, Redemption price, Application money.

In dollars and cents RETAINED EARNINGS

Source of

10.0 CENTS Payment

Amount per security

NEW ZEALAND DOLLARS Supplementary Amount per security $0.017647

Currency dividend in dollars and cents

details -

$195,752,333 Listing Rule 7.12.7 Date Payable 9 September, 2005

Total monies

Taxation Amount per Security in Dollars and cents to six decimal places

In the case of a taxable bonus N/A Resident NIL Credits $0.049254 issue state strike price Withholding Tax (Give details)

Timing (Refer Appendix 8 in the Listing Rules)

Record Date 5pm Application Date

For calculation of entitlements - Also, Call Payable, Dividend /

must be the last business day of 26/8/05 AUST & NZ; 25/8/05 USA Interest Payable, Exercise Date, 9/9/05 AUST & NZ; 16/19/05 USA

a week Conversion Date. In the case

of applications this must be the

last business day of the week.

Notice Date Allotment Date

Entitlement letters, call notices, For the issue of new securities.

conversion notices mailed Must be within 5 business days

of record date.

OFFICE USE ONLY

Ex Date:

Commence Quoting Rights: Security Code:

Cease Quoting Rights 5pm:

Commence Quoting New Securities: Security Code:

Cease Quoting Old Security 5pm:

5 August 2005

MEDIA RELEASE

Telecom delivers strong mobile performance in full year result

Highlights included

•	Reported net earnings after tax of $916 million for the 12 months to 30 June 2005, an increase of 21.5% on the previous year

•	Adjusted net earnings for the 12 months to 30 June 2005 of $806 million, an increase of 4%

•	Telecom wins more than 50% of mobile market revenue growth

•	$391 million in special dividends expected to be distributed to shareholders over the next 12 months

•	On track to meet target of 250,000 residential broadband customers by the end of 2005

Overview of Group results

	12 months ended (NZ$m)
	30 June 2005	30 June 2004	Change %
Operating revenues	5,605	5,360	4.6
Abnormal revenues (expenses)	95	(93)	(202.2)
Reported EBITDA*	2,368	2,251	5.2
Adjusted EBITDA	2,273	2,344	(3.0)
Reported net earnings	916	754	21.5
Adjusted net earnings	806	775	4.0
Reported earnings per share (eps)	47.0	39.2	19.9
Adjusted earnings per share (eps)	41.4	40.3	2.7

*	Earnings before interest, taxation, depreciation and amortisation.

Note: Adjusted figures exclude abnormal items

Note: All comparisons in the above table and commentary below relate to the 12 months ended 30 June 2005 compared with the same period in 2004. All figures are expressed in New Zealand dollars unless otherwise stated.

Telecom today reported net earnings after tax of $916 million for the 12 months to 30 June 2005, an increase of 21.5% on the previous year.

1

Reported earnings during the 12 months included the following abnormal items:

•	(Q1) - $10 million gain from the sale of 15 mobile business retail stores to the Leading Edge Group in September 2004.

•	(Q2&3) - $9 million gain on the repurchase of $300 million of convertible notes in November 2004 and February 2005 – the notes were issued in 2001.

•	(Q3) - A gain on sale of approximately $8 million from the sale of Telecom’s minority stake in United States satellite operator Intelsat.

•	(Q3) - A one-off abnormal charge of $31 million ($21 million net of tax) recognised to reflect adjustments to inter-carrier provisions and accruals relating to AAPT.

•	(Q3) - Telecom has booked income of $41 million ($37 million net of tax) in relation to fees earned for providing contingent credit support to Southern Cross lenders.

•	(Q4) - Telecom sold its shareholding in Independent Newspapers Ltd (INL) for $272 million, resulting in a gain on sale of $86 million

•	(Q4) - The TDMA (025) network has been written down to nil, resulting in an impairment charge of $24 million ($16 million net of tax)

•	(Q4) - Restructing costs following the purchase of Gen-i and Computerland of $4 million ($3 million net of tax)

Adjusted net earnings for the 12 months to 30 June 2005 were $806 million, an increase of 4%.

Telecom Chairman Roderick Deane said it was pleasing to deliver shareholders a 10 cents per share ordinary dividend for Q4 2005 (up from 9.5 cps in Q1, Q2 and Q3) and a special dividend of 10cps in September 2005. He also indicated that subject to no material adverse change in circumstances, it is expected that a further special dividend of 10cps be paid in 2006, split at 5cps each at the half and full year dividend dates.

Telecom Chief Executive Theresa Gattung said the Group’s earnings had been underpinned by a strong revenue performance driven by investment in the key growth areas of mobile, broadband and IT services.

“In mobile we’ve had another powerful result recording the strongest quarterly cellular revenue growth in Q4 in several years, with strong momentum in both connection and revenue growth.

“We have comfortably exceeded our target of 50% of the new revenue growth by gaining about 60%.

“Since our T3G launch last November customers have enjoyed access to the world’s best technology. They’re making use of T3G services like streaming video clips, Mobile Broadband and Push2Talk. In June we reached two milestones with more than a million video clips being streamed and a million pushes on our Push2Talk service which was launched in March.

“Our relationship with Sprint has given us access to a far greater range of handsets with features including camcorders and MP3 players. Our latest handset, the Sanyo 5600, has a 1Gb memory that can store 240 songs and 1000 photos.

“In broadband we now have 205,927 residential customers which means we’re well placed to achieve the 250,000 target by the end of 2005. We added 35,990 residential customers in the June quarter. (These figures do not include about 7000 customers who are on 128kbps plans which are not classed as broadband.)

2

“Over the year, broadband numbers quadrupled. Residential customers on broadband grew from 52,592 to 205,927 as broadband truly entered the mainstream market,” Ms Gattung said.

During the quarter, new wholesale connections accounted for 34% of the residential broadband growth, up from 24% in Q3. Wholesale and UBS customers now make up 15% of residential broadband connections.

UBS connections grew by 74% on the previous quarter. There are now 16 service providers marketing UBS based solutions.

Including business customers, Telecom had a total of 259,498 broadband connections at 30 June.

Ms Gattung said investment in mobile, broadband and ICT was helping to offset declines in calling revenues as Telecom’s focus moves to new and emerging areas.

Telecom’s Australian business received a boost with the Commonwealth Bank of Australia (CBA) contract renewal during the last quarter.

Telecom’s Group result was also driven by lower net interest expense due to reduced debt levels and lower depreciation. Telecom’s cash flow performance in both the New Zealand and Australian businesses was strong.

New Zealand

Operating revenue was $4,298 million, an increase of 9%. Higher operating revenues for mobile, data, solutions and interconnection were partly offset by declines in calling and local service revenues. The trend underlined the transition from traditional voice services to broadband, mobile, IT and data.

Local Service

Total revenue was $1,062 million, down 1% while residential access lines were stable on 1.4 million.

Calling revenue comprises national calling (national calls, calls to mobile networks and national 0800) and international calling (calls out of and into New Zealand and transit call traffic between destinations worldwide)

•	Total calling revenue was $898 million, a decrease of 7.8%

•	National calling was $623 million, a decline of 5.2%

•	International calling was $232 million, a decrease of 13.8%, however this was partly offset by a reduction in cost of sales

Total calling revenue decreased due to lower call minutes and lower average prices. The impact of email, internet, mobile substitution, text messaging and competition contributed to lower call minutes.

Telecom’s Anytime plans launched in August 2004 continued to see strong uptake.

Interconnection revenue, which includes termination of calls on both fixed and mobile networks, rose 15.5% to $164 million, primarily due to mobile interconnection revenues from text messaging growth.

3

Mobile revenue is derived from voice and data services on Telecom’s 027 (CDMA) and 025 (TDMA) networks.

•	Total mobile revenues increased 15.8% to $709 million

•	Voice revenue increased 4.9% to $513 million

•	Data revenue was $112 million, an increase of 119.6%

•	Total connections at 30 June 2005 were 1,601,000 – an increase of 18.4% year on year (June 2004)

•	Net mobile connections for the quarter ended 30 June 2005 were 74,000

•	Total ARPU (average revenue per user - monthly) including interconnection for the year grew 1.6% to $50.60

Data

•	Total data revenue increased 14% to $588 million

•	DSL broadband revenue increased 61.7% to $152 million

•	Wholesale now accounts for 14% of the total broadband base.

Solutions

•	Solutions revenue growth increased by $267 million for the 12 months to 30 June 2005. Solutions revenue growth was significantly boosted by the acquisitions of Gen-i and Computerland during the period.

Directories

Directories revenue grew by 3.6% to $229 million, driven by volume increases.

Australia

Australian performance is expressed in Australian dollars, including comparisons with prior corresponding periods.

Operating revenues were A$1,272 million, a decrease of 3.9%. EBITDA of A$150 million was 11.2% lower than the previous year reflecting competition in the corporate and large business market and Telecom’s investment in product development, sales capability and business support systems.

Australian consumer comprises AAPT’s residential and small business fixed line, mobile, and Internet operations.

•	Total revenue was slightly lower (1.2%) at A$601 million

•	Business unit contribution (revenue less directly attributable costs) increased 10.2% to A$141 million

•	Strategic focus on growth in internet and full service customers almost offsets declines in mobile

The fixed line customer base of 438,000 at 30 June 2005 decreased by 2.7% compared to 30 June 2004. However, average revenue per fixed line customer increased by 10.3% driven by an increase in full service customers.

The total number of customers buying bundled services at 30 June 2005 was 129,000, an increase of 69,700 (122.6%) compared with a year ago. Approximately 29.6% of the customer base now purchase multiple products. AAPT had approximately 121,000 Internet and pay-tv customers as at 30 June 2005.

Australian business comprises AAPT’s operations in business, corporate, government and wholesale market, and TCNZA.

•	Total Revenue was A$671 million, a decrease of 6.4%

•	Operating expenses were A$454 million, down (8.7%)

•	Business unit contribution (revenue less directly attributable costs) was stable on A$217 million

4

Revenue declined slightly due to intensive price competition across most product lines. However this was partially offset by growth in value added services and general volume growth. AAPT has increased its focus on the small to medium sized market where there are stronger future growth opportunities.

New contracts were signed with the Commonwealth Bank of Australia during the year, with the contract for voice and contact centres for three years signed in June 2005 while the data and security contracts were re-signed in December 2004.

Dividend

Telecom will pay a fully imputed ordinary dividend for the quarter ended 30 June 2005 of 10.0 cents per share on 9 September 2005 in New Zealand and Australia and on 16 September 2005 in the United States. For the year ended 30 June 2006, Telecom expects to pay ordinary dividends to achieve a pay-out ratio of approximately 85% (after adding back relevant non-cash items). In addition, Telecom will pay a fully imputed special dividend of 10cps in September 2005 and subject to no material adverse change in circumstances, intends to make additional special dividend payments of 5cps at the half and full year dividend dates of 2006. The books closing dates are 26 August 2005 on the New Zealand and Australian Stock Exchanges and 25 August 2005 on the New York Stock Exchange.

As part of its review of capital management, Telecom has retained its dividend reinvestment plan but will buyback the equal amount of shares on the market to eliminate any dilution.

Capital expenditure increased by $95 million to $703 million for the 12 months to 30 June, 2005. For the 2006 financial year, Telecom currently expects total capital expenditure of approximately $750 million, with additional upside potential of $25 million.

Restatement of US GAAP results

In the course of preparing the reconciliation of NZ GAAP results to US GAAP for inclusion in the 2005 financial statements and Form 20-F filed with the US SEC, Telecom has discovered errors impacting the 2003 and 2004 US GAAP results. The errors were identified by Telecom personnel and communicated to senior management in late July.

The errors resulted from incorrect consolidation entries applying to advances to the Southern Cross Cables Group, in which Telecom holds a 50% shareholding. Telecom was required to consolidate Southern Cross under US GAAP as a result of the first time application of FIN 46R “Consolidation of Variable Interest Entities” in 2004. The impact of these non-cash errors was to understate US GAAP earnings and shareholders’ funds. Management has implemented further processes to enhance the controls surrounding the annual reconciliation to US GAAP. Telecom expects it will be required to de-consolidate Southern Cross following the planned refinancing of that entity in the 2005-06 financial year.

Telecom’s Audit and Risk Management Committee and its Board determined yesterday that restatements were necessary and the 2003 and 2004 US GAAP reconciliation could not be relied upon. Telecom’s Audit and Risk Management Committee have discussed the errors with Telecom’s external auditors, who concur with Telecom’s assessment that an error has occurred that requires restatement.

5

The US GAAP restatement does not affect or require any restatement of previously issued NZ GAAP financial statements.

Telecom will shortly be filing its 2005 Form 20-F document, in which it will restate its 2004 and 2003 US GAAP reconciliations. This is expected to result in an increase in US GAAP net earnings of approximately $93 million and shareholders’ funds of approximately $137 million for 2004, and an increase in US GAAP shareholders’ funds of approximately $38 million for 2003. These adjustments are subject to finalisation and completion of audit.

ENDS

Some of the information in this release may contain projections or other forward-looking statements regarding future events or other future financial performance, including statements regarding the expected changes to US GAAP earnings and shareholder funds described in this release. When used in this release, the words “anticipate,” “believe,” “estimate,” “expect,” “intend,” “will,” “plan” and similar expressions, as they relate to Telecom, are intended to identify forward-looking statements. These forward-looking statements are based on the beliefs of Telecom’s management, as well as on assumptions made by, and information currently available to, Telecom at the time such statements were made.

Forward looking statements are not guarantees of future performance. Actual results, performance or achievements could differ materially from those projected in, or implied by, the forward-looking statements as a result of various assumptions, risks and uncertainties. These factors include, but are not limited to: the results of the Company’s 2005 audit in connection with the 2003 and 2004 adjustments as described in this release, changes in accounting principles, policies and guidelines, competition in the New Zealand and Australian telecommunications markets, the outcome of any pending litigation, the effect of current or future government regulation, technological change in the telecommunications industry, competitive pressures, and the state of the New Zealand and Australian economies.

For further information on factors that could cause or contribute to such differences, see the section entitled ‘Risk Factors’ included in our most recent annual report on Form 20-F filed with the US SEC and available at www.sec.gov. Telecom does not undertake any obligation to release publicly any revisions to any forward-looking statements to reflect events or circumstances after the date of this release or to reflect the occurrence of unanticipated events.

For further information, please contact:

John Goulter

Public Affairs & Government Relations Manager

027 232 4303

Or Phil Love

Senior Corporate Affairs Executive

027 244 8496

6

5 August 2005

MEDIA RELEASE

Telecom announces more than $390 million in special dividends over next 12 months

Telecom expects to distribute $391 million in special dividends to shareholders in 2005 and 2006, Chairman Roderick Deane said today.

Dr Deane said the special dividends were in addition to the ordinary dividends the company expected to pay under its targeted dividend payout ratio of approximately 85% of net earnings (after adding back amortisation and relevant non-cash items) for 2004/2005, as signalled in August 2004.

The final ordinary dividend for the fourth quarter is 10 cents per share and will be paid in September 2005.

As special dividends, Telecom will pay 10 cents per share in September 2005 and then, subject to no material adverse change in circumstances, Telecom intends to pay 5cps each at the half year and full year dividend dates in 2006.

Dr Deane said the Board had reviewed the company’s overall capital structure and this had enabled increased cash returns to shareholders.

“The Board is committed to maintaining strong “A” credit ratings and the capital management policies are designed to ensure this objective is met. Relevant factors include Telecom’s debt profile, operating outlook, cashflow, cost of capital, and level of imputation credits,” Dr Deane said.

“The Board has reviewed these relevant factors at June 30, 2005 and Telecom’s current balance sheet setting and credit ratios, and decided that further distributions by way of special dividend are appropriate at this time.

“Telecom will continue to target an ordinary dividend pay-out ratio of approximately 85% of NPAT (after adding back relevant non-cash items) for the year ended 30 June 2006.”

Telecom’s dividend reinvestment plan (available to New Zealand and Australian shareholders only) has been retained as part of the recent review of capital management and continues to see good uptake by retail investors in particular. In future, starting with the dividend to be paid in September 2005, Telecom intends to acquire an equivalent number of shares on-market, in order to eliminate an increase in capital arising under the plan. This approach will be reviewed each quarter.

Dr Deane said Telecom remains in a strong position to invest in future growth opportunities while continuing to maximise shareholder value.

“We’ve been able to accommodate this strong dividend position while boosting investment in our New Zealand business over successive years.

“We’re very pleased to be able to make unprecedented levels of investment in New Zealand while also rewarding all our New Zealand shareholders – and indirectly all the New Zealanders who own shares through investment funds,” Dr Deane said.

ENDS

For further information, please contact:

John Goulter

Public Affairs & Government Relations Manager

027 232 4303

Or Phil Love

Senior Corporate Affairs Executive

027 244 8496

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

TELECOM CORPORATION OF NEW ZEALAND LIMITED

By:	/s/ Linda Marie Cox
Linda Marie Cox
Company Secretary

Dated:	12 August 2005